UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Ei.Ventures, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
May 3, 2019

Physical address of issuer
1215 S. Kihei Rd,, 1215 S. Kihei Rd, #424, Kihei, HI 96753

Website of issuer
ei.ventures

Name of intermediary through which the Offering will be conducted
fundme.com

CIK number of intermediary
0001683485

SEC file number of intermediary
007-00078

CRD number, if applicable, of intermediary
001683485

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

5% commission based on the dollar amount received from investors in the Offering

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

No.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Type of security offered
SAFEs (Simple Agreements for Future Equity)

Target number of Securities to be offered
$1,070,000

Price (or method for determining price)
A SAFE providing its holder a right to acquire certain shares of the Company's Common Stock or Preferred Stock (together, the "Capital Stock"), as applicable, at a valuation of $111 Million or, in the event the Company sells Capital Stock at a valuation of less than $111 Million, a discount of 20% off the price per share of Capital Stock for the new investors. If there is a Preferred Equity Financing before the termination of the SAFE, then the SAFE will automatically convert into shares of Preferred Stock. If there is a Common Equity Financing, or a transaction in which the Company issues and sells Common Stock under Regulation A (17 CFR 230.261 et seq.), then the SAFE will automatically convert into shares of Common Stock.

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
December 31, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	2019 year-end
Total Assets	$0.00
Cash & Cash Equivalents	$0.00
Accounts Receivable	$0.00
Short-term Debt	$0.00
Long-term Debt	$0.00
Revenues/Sales	$0.00
Cost of Goods Sold	$0.00
Taxes Paid	$0.00
Net Income	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 11, 2020

FORM C

Up to $1,070,000.00

Ei.Ventures, Inc.



Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Ei.Ventures, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in the SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"), a form of which is attached hereto as Exhibit B. Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $1,000.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through FundMe.com, Inc., a Delaware corporation (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$1,000.00	$0	$1,000.00
Aggregate Minimum Offering Amount	$25,000.00	$0.00	$25,000.00
Aggregate Maximum Offering Amount	$1,070,000.00	$0.00	$1,070,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at ei.ventures no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is November 11, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

PRIME TRUST, LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial

performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: ei.ventures

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual

agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Ei.Ventures, Inc. (the "Company") is a Delaware Corporation, formed on May 3, 2019.

The Company is located at 1215 S. Kihei Rd,, 1215 S. Kihei Rd, #424, Kihei, HI 96753.

The Company's website is ei.ventures.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Ei.Ventures, Inc. is a start-up company formed in May 2019 with the ambition to engage in the discovery, development and commercialization of regulatory approved, plant-derived, psychoactive therapeutic compounds that address global mental healthcare needs. Our initial research into psychoactive therapeutic compounds is planned to be conducted with respect to psilocybin and/or psilocin. Psilocybin is a naturally-occurring psychedelic compound produced by more than 200 species of mushrooms, collectively known as psilocybin mushrooms. Psilocybin is quickly converted by the body to psilocin, which is a non-selective serotonin receptor agonist responsible for its pharmacologic effects. Our progress with regard to psychoactive therapeutic options will depend, in large part, on the regulatory environment prevalent in the U.S. and abroad with regard to biopharmaceutical research involving psychedelics, along with our ability to obtain and maintain patent protection or other intellectual property protection of current and future compositions.

The Offering

Minimum Offering Amount	$25,000
Maximum Offering Amount	$1,070,000
Purchase price per Security	A SAFE providing its holder a right to acquire certain shares of the Company's Common Stock or Preferred Stock, as applicable, at a valuation of $111 Million or, in the event the Company sells Capital Stock at a valuation of less than $111 Million, a discount of 20% off the price per share of Capital Stock for the new investors. If there is a Preferred Equity Financing before the termination of the SAFE, then the SAFE will automatically convert into shares of Preferred Stock. If there is a Common Equity Financing, or a transaction in which the Company issues and sells Common Stock under Regulation A (17 CFR 230.261 et seq.), then the SAFE will automatically convert into shares of Common Stock.
Minimum investment amount per investor	$1,000.00
Offering deadline	December 31, 2020
Use of proceeds	See the description of the use of proceeds on page 67 hereof.
Voting Rights	SAFE holders do not have any voting rights. See the description of voting rights on page 79 hereof.

RISK FACTORS

**Risks Relating to Our Business and Strategy Involving
Non-Psychoactive Nutritional Supplement Products**

We will face competition from other nutritional supplement companies and our operating results will suffer if we fail to compete effectively.

The nutritional supplement industry is intensely competitive and subject to rapid and significant technological change. We anticipate having competitors in the United States, Canada, Europe and other jurisdictions, including major multinational supplement companies, established supplement companies. There are numerous other companies operating in the nutritional supplement space, many of which have longer operating histories and far greater financial and personnel resources than we do. Known competitors in our space include Life Extension, LLC, Optimum Nutrition, Inc., Thorne Research, Inc., Garden of Life, LLC, Klaire Laboratories, Inc., Herb Farm, LLC, and Pure Encapsulations, LLC, along with many other companies and sellers on Amazon and other marketplaces. Many of these competitors may have greater financial and other resources, such as larger research and development staff and more experienced marketing and manufacturing organizations.

We believe that our ability to successfully compete will depend on, among other things:

- the success of our research and development efforts to identify and develop strong nutritional supplements;

- our ability to commercialize and market any of our nutritional supplements;

- the price of our products;

- our ability to protect our intellectual property rights related to our products;

- our ability to manufacture and sell commercial quantities of any nutritional supplements; and

We have never been profitable. Currently, we have no products ready to sell, and to date we have not generated any revenue. As a result, our ability to reduce our losses and reach profitability is unproven, and we may never achieve or sustain profitability.

We have never generated revenue and have never been profitable. We have not yet begun manufacturing and selling any supplement products in the United States, Canada, or elsewhere. We have incurred net losses in each year since our inception.

We currently have no agreements with contract manufacturers for the production of nutritional supplements.

We do not currently intend to manufacture the nutritional supplements that we plan to sell. We currently have no agreements with contract manufacturers for the production of the nutritional supplements and the formulation of sufficient quantities of nutritional supplements.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success with regard to nutritional supplements depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company intends to develop rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success with regard to supplements depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for our products change continually.

Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our anticipated varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we intend to source ingredients from various sources, we will rely on various suppliers and their quality control measures. While we intend to have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we plan to maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of the ingredients, packaging materials, and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials or other commodities. The sales prices to our customers will be a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers will be dependent upon competitive conditions and pricing methodologies employed in the various markets in which we intend to compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations. We will use significant quantities of raw materials and food ingredients as well as packaging materials provided by third-party suppliers. We will also likely buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our future suppliers or distributors. The

disruption could occur for many reasons, including pandemic (such as the novel COVID-19 pandemic), fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness, or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.

Retail customers, such as supermarkets, warehouse clubs, and supplements distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products related to nutritional supplements, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing, and distribution of health supplements are subject to governmental regulation that control such matters as quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or

regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our products. If these types of requirements become applicable to our products under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that then-current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We source certain packaging materials and other shipping materials from a number of third-party suppliers.

Although we believe that alternative suppliers are available, the loss of any of our future packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

We will likely rely, in part, on our third-party co-manufacturers to maintain the quality of our products.

The failure or inability of these co-manufacturers to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Third-party co-manufacturers will be required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party co-manufacturers will also be required to comply with all federal, state and local laws with respect to food safety. However, our third-party co-manufacturers may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

As a health supplement company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).

We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Certain of our raw material contracts will likely have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.

We will likely be contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Our profitability may be negatively affected by inventory shrinkage.

We are subject to the risk of inventory loss and theft. We may experience significant inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

Failure to execute our inventory management process could adversely affect our business.

We must also properly execute our inventory management strategies by appropriately allocating merchandise among our distributors, timely and efficiently distributing inventory to distributors, maintaining an appropriate mix and level of inventory at the distributors and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.

It will be difficult to predict consistently and successfully the products our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products at stores, through e-commerce businesses or through the combination of both potential retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations, or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, whether for physical retail offerings, ecommerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. As a result, if we are

unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.

We will very likely incur substantial expense in connection with our advertising and marketing efforts. Although we intend to target our advertising and marketing efforts potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we will periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.

With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have a physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving and unfavorable changes could harm our business.

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.

Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations, we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. On some occasions, this pricing pressure may result in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations. Further, failure to renew client contracts on favorable terms could have an adverse effect on our business.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we will face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Risks Relating to Our Business and Strategy Involving Psychoactive Drug Candidates

We may not succeed in developing viable drug candidates, which could result in the entire loss of your investment.

Although we have obtained the rights to a number of novel compositions, including compositions containing psilocybin, none of them have been tested to evaluate their potential as a new drug product. Part of the use of proceeds of this offering is to conduct pre-clinical research on one or more of our compositions in order to develop data necessary to file an Investigational New Drug ("IND") application in the United States and/or a clinical trial application ("CTA") in Canada. There is no assurance that the results of these studies will demonstrate that the compositions are viable new drug candidates. If the results of the studies are unsatisfactory, we would be confronted with altering the compositions and/or attempting to formulate new compositions that might constitute viable new drug candidates. If our current compositions are not viable, and we are unsuccessful in formulating different, viable compositions, our business could fail, resulting in the complete loss of your investment.

We will face competition from other biotechnology and pharmaceutical companies and our operating results will suffer if we fail to compete effectively.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. We anticipate having competitors in the United States, Canada, Europe and other jurisdictions, including major multinational pharmaceutical companies, established

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biotechnology companies, specialty pharmaceutical and generic drug companies and universities and other research institutions. There are a number of other companies operating in the psilocybin space, many of which have longer operating histories and far greater financial and personnel resources than we do. Known competitors in our space include Champignon Brands Inc., Mind Medicine, Inc., Revive Therapeutics Ltd., COMPASS Pathways, Ltd, Field Trip Health, Inc., Cybin, Inc, and Eluesis, Ltd. Many of these competitors may have greater financial and other resources, such as larger research and development staff and more experienced marketing and manufacturing organizations. Large pharmaceutical companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and manufacturing drugs. These companies may also have significantly greater research, sales and marketing capabilities and collaborative arrangements in our target markets with leading companies and research institutions. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the drug candidates that we develop obsolete. As a result of all of these factors, our competitors may succeed in obtaining patent protection and/or approval from the U.S. Food and Drug Administration ("**FDA**"), Health Canada ("**HC**"), or other regulatory authorities or discovering, developing and commercializing drugs for diseases that we are targeting before we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis, technologies and drug products that are more effective or less costly than the drug candidates that we are currently developing or that we may develop, which could render our products obsolete and/or noncompetitive.

We believe that our ability to successfully compete will depend on, among other things:

- the success of our research and development efforts to identify and develop novel drug candidates;

- the speed at which we develop drug candidates;

- the results of our pre-clinical and clinical trials;

- our ability to recruit and enroll patients for clinical trials;

- the efficacy, safety and reliability of our drug candidates;

- our ability to design and successfully execute appropriate clinical trials;

- our ability to maintain a good relationship with regulatory authorities;

- the timing and scope of regulatory approvals;

- our ability to commercialize and market any of our drug candidates that receive regulatory approval;

- the price of our products;

- adequate levels of reimbursement under private and governmental health insurance plans, including Medicare;

- our ability to protect our intellectual property rights related to our products;

- our ability to manufacture and sell commercial quantities of any approved products to the market; and

- acceptance of our drug candidates by physicians and other health care providers.

If our competitors market products that are more effective, safer, or less expensive than our future products, if any, or that reach the market sooner than our future products, if any, we may not achieve commercial success. In addition, the biopharmaceutical industry is characterized by rapid technological change. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our drug candidates obsolete, less competitive or not economical.

A pandemic, epidemic, or outbreak of an infectious disease, such as the COVID-19 pandemic, may materially and adversely affect our business, including our preclinical studies, clinical trials, third parties on whom we rely, our supply chain, our ability to raise capital, our ability to conduct regular business and our financial results.

We are subject to risks related to public health crises such as the COVID-19 pandemic. The COVID-19 pandemic originated in Wuhan, China, in December 2019 and has since spread to a large number of countries, including the United States and most European countries. The pandemic and policies and regulations implemented by governments in response to the pandemic, often directing businesses and governmental agencies to cease non-essential operations at physical locations, prohibiting certain nonessential gatherings and ceasing non-essential travel have also had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred, supply chains have been disrupted, facilities and production have been suspended, and demand for certain goods and services, such as medical service and supplies, has spiked, while demand for other goods and services, such as travel, has fallen. The full extent to which COVID-19 will ultimately impact our business, preclinical trials and financial results will depend on future developments, which are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. Global health concerns, such as the COVID-19 pandemic, could also result in social, economic, and labor instability in the countries in which we or the third parties with whom we engage operate.

In response to the COVID-19 pandemic, we have taken temporary precautionary measures intended to help minimize the risk of the virus to our employees, including requiring all employees to work remotely, suspending all non-essential travel worldwide for our employees and discouraging employee attendance at industry events and in-person work-related meetings, all of which could negatively affect our business. The extent of the impact of the COVID-19 pandemic on our preclinical studies or clinical trial operations, our supply chain and manufacturing and our office-based business operations, will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration of the pandemic, the severity of the COVID-19 pandemic, or the effectiveness of actions to contain and treat coronavirus.

The COVID-19 pandemic may also affect employees of third-party CROs located in affected geographies that we will rely upon to carry out our clinical trials. As COVID-19 continues to be present and spread around the globe, we may experience additional disruptions that could severely impact our business and clinical trials, including:

- delays or difficulties in enrolling patients in our clinical trials;

- delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

- diversion of healthcare resources away from the conduct of clinical trials, including the diversion of sites or facilities serving as our clinical trial sites and staff supporting the conduct of our clinical trials, including our trained therapists, or absenteeism due to the COVID-19 pandemic that reduces site resources;

- interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal, state or national governments, employers and others or interruption of clinical trial subject visits and study procedures, the occurrence of which could affect the integrity of clinical trial data;

- risk that participants enrolled in our clinical trials will acquire COVID-19 while the clinical trial is ongoing, which could impact the results of the clinical trial, including by increasing the number of observed adverse events or patient withdrawals from our trials;

- limitations in employee resources that would otherwise be focused on conducting our clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;

- delays in receiving authorizations from regulatory authorities to initiate our planned pre-clinical and clinical work;

- delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials;

- interruption in global shipping that may affect the transport of clinical trial materials used in our clinical trials;

- changes in local regulations as part of a response to the COVID-19 pandemic which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or the discontinuation of the clinical trials altogether;

- interruptions or delays in preclinical studies due to restricted or limited operations at research and development laboratory facilities;

- delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees; and

- refusal of the FDA, the EMA, the MHRA or the other regulatory bodies to accept data from clinical trials in affected geographies outside the United States or the EU or other relevant local geography.

Any negative impact the COVID-19 pandemic has on patient enrollment or treatment or the development of our investigational therapeutic candidates could cause costly delays to clinical trial activities, which could adversely affect our ability to obtain regulatory approval for and to commercialize our investigational psilocybin therapy and any future therapeutic candidates, if approved, increase our operating expenses, and have a material adverse effect on our financial results. The COVID-19 pandemic has also caused significant volatility in public equity markets and disruptions to the United States and global economies. This increased volatility and economic dislocation may make it more difficult for us to raise capital on favorable terms, or at all. Although we have begun to experience the impact of the COVID-19 pandemic on our business and operations, we cannot currently predict the scope and severity

of any potential business shutdowns or disruptions. If we or any of the third parties with whom we engage, however, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively affected, which could have a material adverse impact on our business and our results of operations and financial conditions. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also heighten many of the other risks described in this ''Risk Factors'' section, such as those relating to the timing and completion of our clinical trials and our ability to obtain future financing.

We may utilize third-party contractors for a substantial portion of our operations and may not be able to control their work as effectively as if we performed these functions ourselves.

We may outsource substantial portions of our research and development pre-clinical and clinical study operations, and contemplated future small- and large-scale manufacturing to third-party service providers. Any agreements with third-party service providers and clinical research organizations ("**CROs**") are expected to be on a study-by-study and project-by-project basis. Typically, we may terminate the agreements with notice and are responsible for the supplier's previously incurred costs. In addition, any CRO that we retain will be subject to the FDA's, HC's, and/or another country's regulatory requirements, and we would not have control over compliance with these regulations by these providers. Consequently, if these providers were not to adhere to applicable governing practices and standards, the development, manufacturing and commercialization of our drug candidates could be delayed or stopped, which could severely harm our business and financial condition.

Because we intend to rely on third parties for some functions, our internal capacity to perform these functions will be limited to management oversight. Outsourcing these functions involves the risk that third parties may not perform to our standards, may not produce results in a timely manner or may fail to perform at all. It is possible that we could experience difficulties in the future with our third-party service providers. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. There are a limited number of third-party service providers that specialize or have the expertise required to achieve our business objectives. Identifying, qualifying and managing performance of third-party service providers can be difficult, time consuming and cause delays in our development programs. We have limited internal resources available to identify and monitor third-party service providers. To the extent we are unable to identify, retain and successfully manage the performance of third-party service providers in the future, our business may be adversely affected, and we may be subject to the imposition of civil or criminal penalties if their conduct of clinical trials violates applicable law.

A variety of risks associated with potential international business relationships could materially adversely affect our business.

We may enter into agreements with third parties in Canada or other countries for the development and commercialization of our drug candidates in international markets. International business relationships subject us to additional risks that may materially adversely affect our ability to attain or sustain profitable operations, including:

- differing regulatory requirements for drug approvals internationally;

- potentially reduced protection for our licensed intellectual property rights;

- potential third-party patent rights in countries outside of the United States;

- the potential for so-called "parallel importing," which is what occurs when a local seller, faced with relatively high local prices, opts to import goods from another jurisdiction with relatively low prices, rather than buying them locally;

- unexpected changes in tariffs, trade barriers and regulatory requirements;

- economic weakness, including inflation, or political instability, particularly in non-U.S. economies and markets;

- compliance with tax, employment, immigration and labor laws for employees traveling abroad;

- taxes in other countries;

- foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

- workforce uncertainty in countries where labor unrest is more common than in the United States;

- production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

- business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including earthquakes, volcanoes, typhoons, floods, hurricanes and fires.

We will need to expand our operations and increase the size of our company, and we may experience difficulties in managing growth.

As we increase the number of our ongoing drug development programs and our drug candidates, in the future, commence pre-clinical studies and clinical trials, we will need to increase our drug development, scientific and administrative headcount to manage these programs. In addition, we will need to increase our general and administrative capabilities. Our management, personnel and systems currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and various projects requires that we:

- successfully attract and recruit new employees or consultants with the expertise and experience we will require;

- manage pre-clinical and clinical programs effectively, which we anticipate being conducted at numerous sites; and

- continue to improve our operational, financial and management controls, reporting systems and procedures.

If we are unable to successfully manage this growth and increased complexity of operations, our business may be adversely affected.

We may not be able to manage our business effectively if we are unable to attract and retain key personnel and consultants.

We may not be able to attract or retain qualified management, finance, scientific and clinical personnel and consultants due to the intense competition for qualified personnel and consultants among biotechnology, pharmaceutical and other businesses. If we are not able to attract and retain necessary personnel and consultants to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development objectives, our ability to raise additional capital and our ability to implement our business strategy.

Our industry has experienced a high rate of turnover of management personnel in recent years. We are highly dependent on the expertise of our President and key employees, and our ability to implement our business strategy successfully could be seriously harmed if we lose the services of our President or key employees. Replacing executive officers or key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain regulatory approval of and commercialize products successfully. Competition to hire and retain employees and consultants from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key personnel or consultants. Our failure to hire or retain key employees or consultants could materially harm our business.

In addition, we will continue to add scientific and medical advisors who assist us in formulating our research, development and clinical strategies. These advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us, and typically they will not enter into non-compete agreements with us. If a conflict of interest arises between their work for us and their work for another entity, we may lose their services. In addition, our advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with ours.

There were no arms-length negotiations for our license from Orthogonal Thinker, Inc., and the terms of the License may be more favorable to Orthogonal, and to our detriment, than had the negotiations been arms-length with third parties.

Orthogonal Thinker, Inc. retains significant rights under the License Agreement it has granted to us. The terms of this agreement we established without the benefit of arms-length negotiations. The terms of the agreement may be more favorable to Orthogonal and to our detriment than had the negotiations been arms-length with third parties.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business, prevent us from accessing critical information or expose us to liability, which could adversely affect our business and our reputation.

We utilize information technology systems and networks to process, transmit and store electronic information in connection with our business activities. As the use of digital technologies has increased, cyber incidents, including deliberate attacks and attempts to gain unauthorized access to computer systems and networks, have increased in frequency and sophistication. These threats pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data, all of which are vital to our operations and business strategy. There can be no assurance that we will be successful in preventing cyber-attacks or successfully mitigating their effects.

Despite the implementation of security measures, our computer systems and those of our future CROs and other third-party service providers are vulnerable to damage or disruption from hacking, computer viruses, software bugs, unauthorized access or disclosure, natural disasters, terrorism, war, and telecommunication, equipment and electrical failures. In addition, there can be no assurance that we will promptly detect any such disruption or security breach, if at all. Unauthorized access, loss or dissemination could disrupt our operations, including our ability to conduct research and development activities, process and prepare company financial information, and manage various general and administrative aspects of our business. To the extent that any such disruption or security breach results in a loss of or damage to our data or applications, or inappropriate disclosure or theft of confidential, proprietary or personal information, we could incur liability, suffer reputational damage or poor financial performance or become the subject of regulatory actions by federal, state or non-US authorities, any of which could adversely affect our business.

Our future employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards, which could significantly harm our business.

We will be exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with the regulations of the FDA, HC, and other regulators, provide accurate information to the FDA, HC, and other regulators, comply with health care fraud and abuse laws and regulations in the United States, Canada, and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. Our board of directors plans to adopt a code of ethics and business conduct, but, even with such adoption, it is not always possible to identify and deter employee misconduct. The precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

If we successfully identify and create a candidate drug, we will face potential product liability exposure, and if successful claims are brought against us, we may incur substantial liability for a drug candidate and may have to limit its commercialization.

The use of drug candidates in clinical trials and the sale of any products for which marketing approval is obtained may cause exposure to the risk of product liability claims. Product liability claims may be brought against us or our potential future collaborators by participants enrolled in our clinical trials, patients, health care providers or others using, administering or selling our products. If we cannot successfully defend ourselves against any such claims, we would incur substantial liabilities. Regardless of merit or eventual outcome, product liability claims may result in:

- withdrawal of clinical trial participants;

- termination of clinical trial sites or entire trial programs;

- costs of related litigation;

- substantial monetary awards to patients or other claimants;

- decreased demand for our drug candidates and loss of revenues;

- impairment of our business reputation;

- diversion of management and scientific resources from our business operations; and

- the inability to commercialize our drug candidates.

Insurance policies may be expensive and only protect us from some business risks, which will leave us exposed to significant uninsured liabilities.

We do not know if we will be able to obtain and maintain insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which may adversely affect our financial position and results of operations.

Risks Relating to Our Financial Position

We have never been profitable. Currently, we have no products ready to submit for regulatory approval or approved for commercial sale, and to date we have not generated any revenue. As a result, our ability to reduce our losses and reach profitability is unproven, and we may never achieve or sustain profitability.

We have never generated revenue and have never been profitable and do not expect to be profitable in the foreseeable future. We have not yet begun any pre-clinical studies or clinical trials or submitted any drug candidates for approval by regulatory authorities in the United States, Canada, or elsewhere. We have incurred net losses in each year since our inception, including net losses of $0 for the period of May 3, 2019 (inception) through December 31, 2019 and $(329,798) for the six months ended June 30, 2020. We had an accumulated deficit of $(329,798) as of June 30, 2020.

To date, we have devoted most of our financial resources to licensing our intellectual property and our corporate overhead. We have not generated any revenues. Since our operations will continue to be focused on research and development efforts for the near term, we expect to continue to incur losses for the foreseeable future, and we expect these losses to increase when we commence pre-clinical studies and clinical trials, seek regulatory approvals for any drug candidates, prepare for and begin the commercialization of any approved products and add infrastructure and personnel to support our drug development efforts and operations as a public company. These net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders' equity (deficit) and working capital.

Because of the numerous risks and uncertainties associated with drug development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. In addition, our expenses could increase if we are required by the FDA, HC or other regulatory authorities to perform studies or trials in addition to those currently expected, or if there are any delays in commencing or completing our clinical trials or the development of any of our drug

candidates. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues.

We will require substantial additional funding, which may not be available to us on acceptable terms, or at all, and, if not so available, may require us to delay, limit, reduce or cease our operations.

We anticipate using the proceeds of this offering to fund the research and development aimed at identifying and creating prospective drug candidates and facilitating pre-clinical studies of the same. Developing drug products, including conducting research, pre-clinical studies and clinical trials, is expensive. We will require additional future capital in order to begin and complete the research, development and clinical and regulatory activities necessary to bring our drug candidates to market in the future.

In addition to funding research, development, pre-clinical and subsequent clinical development of any drug candidates, our financial resources will also be used for general corporate purposes, general and administrative expenses, capital expenditures, working capital and prosecution and maintenance of our licensed patents to the extent required under our license agreements. Accordingly, we will continue to require substantial additional capital to continue our research and development activities. Because successful development of our drug candidates is uncertain, we are unable to estimate the actual funds we will require to complete research and development and commercialize our drug candidates under development.

The amount and timing of our future funding requirements will depend on many factors, including but not limited to:

- whether there is early success in identifying and creating novel prospective drug candidates

- the progress, costs, results of and timing of our drug candidate trials for the treatment of MDD, and the future pre-clinical and clinical development of our drug candidates for other potential indications;

- the number and characteristics of drug candidates that we pursue;

- the ability of our drug candidates to progress through future pre-clinical and future clinical development successfully;

- our need to expand research and development activities;

- the costs associated with securing and establishing commercialization and manufacturing capabilities;

- market acceptance of our drug candidates;

- the costs of acquiring, licensing or investing in businesses, products, drug candidates and technologies;

- our ability to maintain, expand and defend the scope of our intellectual property portfolio rights, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with the filing, prosecution, defense and enforcement of any patents or other intellectual property rights;

- our need and ability to hire additional management and scientific and medical personnel;

- the effect of competing technological and market developments;

- our need to implement additional internal systems and infrastructure, including financial and reporting systems; and

- the economic and other terms, timing of and success of our existing licensing arrangements and any collaboration, licensing or other arrangements into which we may enter in the future.

Some of these factors are outside of our control. Based on our current financial resources, our expected level of operating expenditures and the expected net proceeds of this offering, we believe that we will be able to fund our projected operating requirements for at least the next 12 months. This period could be shortened if there are any significant increases in planned spending on development programs or more rapid progress of development programs than anticipated. The expected net proceeds from this offering, together with our existing cash and cash equivalents, will not be sufficient for us to fund any drug candidates through regulatory approval, and we will need to raise additional capital to complete the development and commercialization of any drug candidates. We expect to finance our cash needs primarily through equity offerings and potentially through debt financings, collaborations and development agreements.

Additional funding may not be available to us on acceptable terms or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our stockholders. In addition, the issuance of additional shares by us, or the possibility of such issuance, may cause the market price of our shares, if and when established, to decline.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our drug development programs. We also could be required to seek funds through arrangements with collaborative partners or otherwise that may require us to relinquish rights to some of our technologies or drug candidates or otherwise agree to terms unfavorable to us.

We have no operating history, and we expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.

We are a "development stage" biotechnology company with no operating history. Our activities to date have been limited to obtaining an exclusive license for our psilocybin compositions. Although we have identified psilocybin as a new drug candidate, we have not started pre-clinical studies or clinical trials or obtained regulatory approvals for any drug candidates. Consequently, any predictions made about our future success or viability may not be as accurate as they could be if we had an operating history or approved products on the market. Our financial condition and operating results may significantly fluctuate from quarter-to-quarter or year-to-year due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include:

- any delays in pre-clinical studies of our drug candidates, including delays in the identification of target indications;

- unsatisfactory results of pre-clinical studies of our drug candidates;

- any delays in regulatory review and approval of any drug candidates, including our ability to receive approval from the FDA and HC for drug candidates, and our planned pre-

clinical and clinical studies and other work, as the basis for review and approval of drug candidates;

- delays in the commencement, enrollment and timing of clinical trials;

- difficulties in identifying and treating patients suffering from target indications;

- the success of our future studies through all phases of pre-clinical and clinical development;

- potential side effects of our drug candidates that could delay or prevent approval or cause an approved drug to be taken off the market;

- our ability to obtain additional funding to develop drug candidates;

- our ability to identify and develop additional drug candidates;

- market acceptance of our drug candidates;

- our ability to establish an effective sales and marketing infrastructure directly or through collaborations with third parties;

- competition from existing products or new products that may emerge;

- the ability of patients or healthcare providers to obtain coverage or sufficient reimbursement for our products;

- our ability to adhere to clinical study requirements directly or with third parties such as contract research organizations;

- our dependency on third-party manufacturers to manufacture our products and key ingredients;

- our ability to establish or maintain collaborations, licensing or other arrangements;

- the costs to us, and our ability and our third-party collaborators' ability to obtain, maintain and protect our licensed intellectual property rights;

- our ability to adequately support future growth;

- our ability to attract and retain key personnel to manage our business effectively; and

- potential product liability claims.

Accordingly, the results of any quarterly or annual periods should not be relied upon as indications of future operating performance.

Our recurring losses from operations may raise doubt regarding our ability to continue as a going concern.

Because our continuing existence has been dependent upon raising capital to sustain our business, it raises doubt about our ability to continue as a going concern. Our independent registered public accounting firm has included an explanatory paragraph in its report on our financial statements stating there is doubt about our ability to continue as a going concern. Such an opinion could materially limit our ability to raise additional funds through the issuance of new equity or debt securities or otherwise. There is no assurance that sufficient financing will be available when needed to allow us to continue as a going concern. The perception that we may not be able to continue as a going concern may cause others

to choose not to deal with us due to concerns about our ability to meet our contractual obligations. See Note 1 of our Financial Statements.

**Risks Relating to Controlled Substances**

Our drug candidates contain controlled substances, the use of which may generate public controversy.

Since our drug candidates contain, or are derived from, controlled substances, their regulatory approval may generate public controversy. Political and social pressures and adverse publicity could lead to delays in approval of, and increased expenses for our drug candidates. These pressures could also limit or restrict the introduction and marketing of one or more of our drug candidates. Adverse publicity from psilocybin misuse or adverse side effects from psilocybin products may adversely affect the commercial success or market penetration achievable by our drug candidates. The nature of our business attracts a high level of public and media interest, and in the event of any resultant adverse publicity, our reputation may be harmed.

The new drug candidates that we are developing are subject to U.S. and Canadian controlled substance laws and regulations and failure to comply with these laws and regulations, or the cost of compliance with these laws and regulations, may adversely affect the results of our business operations, both during pre-clinical and clinical development and post-approval, and our financial condition.

The drug candidates we plan to develop contain psilocybin, psilocin or other controlled substances as defined in the Controlled Substances Act of 1970 ("CSA") for the United States and in the Controlled Drugs and Substances Act ("CDSA") for Canada. Controlled substances are subject to a high degree of regulation under the CSA and CDSA, which establish, among other things, certain registration, manufacturing quotas, security, recordkeeping, reporting, import, export or other requirements administered by the Drug Enforcement Administration ("DEA") in the United States and by HC in Canada.

US Controlled Substances Requirements

In the United States, controlled substances are placed into one of five schedules: Schedule I, II, III, IV or V substances. Schedule I substances by definition have a high potential for abuse, no currently "accepted medical use" in the United States, lack accepted safety for use under medical supervision, and may not be prescribed, marketed or sold in the United States. Pharmaceutical products approved for use in the United States may be listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest potential for abuse or dependence and Schedule V substances the lowest relative risk among such substances. Schedule I and II drugs are subject to the strictest controls under the CSA, including manufacturing and procurement quotas, security requirements and criteria for importation. In addition, dispensing of Schedule II drugs is further restricted. For example, they may not be refilled without a new prescription.

Psilocybin is currently classified as a Schedule I controlled substance, which is viewed as having a high potential for abuse and having no currently accepted medical use in treatment in the United States. No prescriptions may be written for Schedule I substances, and such substances are subject to production quotas imposed by the DEA.

The cities of Denver, Colorado, Oakland, California, and Santa Cruz, California have decriminalized psilocybin. However, these limited city/state laws are in conflict with the CSA, which makes psilocybin use and possession illegal at the federal level. Because psilocybin is a Schedule I controlled substance, the development of a legal psilocybin industry under the laws of these states is in conflict with the CSA, which makes psilocybin use and possession illegal on a national level. If psilocybin is treated like cannabis, the federal government has the right to regulate and criminalize psilocybin, including for medical purposes, and that federal law criminalizing the use of psilocybin preempts state laws that legalize its use.

If and when our drug candidates receive FDA approval, we expect the finished dosage forms of our psilocybin-based drug candidates may be listed by the DEA as a Schedule II, III, IV, or V controlled substance for them to be prescribed for patients in the United States. Consequently, their manufacture, importation, exportation, domestic distribution, storage, sale and legitimate use will be subject to a significant degree of regulation by the DEA. In addition, the scheduling process may take one or more years beyond FDA approval, thereby delaying the launch of our drug products in the United States. However, the DEA is required to issue a temporary order scheduling the drug within 90 days after the FDA approves the drug and the DEA receives a scientific and medical evaluation and scheduling recommendation from the Department of Health and Human Services. Furthermore, if the FDA, DEA or any foreign regulatory authority determines that any of our drug candidates may have potential for abuse, it may require us to generate more clinical or other data than we currently anticipate to establish whether or to what extent the substance has an abuse potential, which could increase the cost and/or delay the launch of our drug products.

Facilities conducting research, manufacturing, distributing, importing or exporting or dispensing controlled substances must be registered (licensed) to perform these activities and have the security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. All these facilities must renew their registrations annually, except dispensing facilities, which must renew every three years. The DEA conducts periodic inspections of certain registered establishments that handle controlled substances. Obtaining the necessary registrations may result in delay of the manufacturing, development, or distribution of our drug candidates. Furthermore, failure to maintain compliance with the CSA, particularly non-compliance resulting in loss or diversion, can result in regulatory action that could have a material adverse effect on our business, financial condition and results of operations. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to restrict, suspend or revoke those registrations. In certain circumstances, violations could lead to criminal proceedings. Individual states have also established controlled substance laws and regulations. Though state-controlled substances laws often mirror federal law, because the states are distinct jurisdictions, they may separately schedule our drug candidates. While some states automatically schedule a drug based on federal action, other states schedule drugs through rulemaking or a legislative action. State scheduling may delay commercial sale of any product for which we obtain federal regulatory approval and adverse scheduling could have a material adverse effect on the commercial attractiveness of such product. We or our partners or clinical sites must also obtain separate state registrations, permits or licenses in order to be able to obtain, handle, and distribute controlled substances for clinical trials or commercial sale, and failure to meet applicable regulatory requirements could lead to enforcement and sanctions by the states in addition to those from the DEA or otherwise arising under federal law.

To conduct pre-clinical studies or clinical trials with our drug candidates in the United States prior to approval, each of our research sites may be required to obtain and maintain a DEA researcher registration that will allow those sites to obtain, handle and administer the drug candidate. If the DEA delays or denies the grant of a research registration to one or more research sites, the pre-clinical study or clinical trial could be significantly delayed, and we could lose pre-clinical study or clinical trial sites.

Manufacturing of our drug candidates is, and, if approved, our commercial products may be, subject to the DEA's annual manufacturing and procurement quota requirements, if classified as Schedule II. The annual quota allocated to us or our contract manufacturers for the controlled substances in our drug candidates may not be sufficient to meet commercial demand or complete pre-clinical studies or clinical trials. Consequently, any delay or refusal by the DEA in establishing our, or our contract manufacturers', procurement and/or production quota for controlled substances could delay or stop our pre-clinical studies or clinical trials or product launches, which could have a material adverse effect on our business, financial position and operations.

If, upon approval of any of our drug candidates, the product is scheduled as Schedule II or III, we would also need to identify wholesale distributors with the appropriate DEA registrations and authority to distribute the product to pharmacies and other health care providers. We are aware of research that suggests once psilocybin is approver for a medical use, it could be scheduled as Schedule IV. The failure to obtain, or delay in obtaining, or the loss any of those registrations could result in increased costs to us. Furthermore, state and federal enforcement actions, regulatory requirements and legislation intended to reduce prescription drug abuse, such as the requirement that physicians consult a state prescription drug monitoring program, may make physicians less willing to prescribe, and pharmacies to dispense, our products, if approved.

Canadian Controlled Drug Substances Requirements

In Canada, psilocybin is classified by HC as a Schedule III drug under the CDSA, meaning activities such as sale, possession, or production of these substances are prohibited unless they have been authorized for clinical trials or research purposes by HC, consistent with Part J of Canada's Food and Drug Regulations. Under Part J, a party may file a CTA to study psilocybin for a medicinal use. The compliance and monitoring of controlled drugs and substances in Canada is overseen by HC's Office of Controlled Substances, in conjunction with law enforcement agencies. The CDSA provides for the control of substances that can alter mental processes and that may produce harm to health and to society when diverted or misused. Except as authorized under its related regulations, or via an exemption issued under section 56 of the CDSA, most activities involving substances regulated under the CDSA, such as possession, import, export, and production are prohibited. Controlled substances are regulated and grouped into Schedules I to V to the CDSA. Schedule III is considered of less abuse potential than Schedule I.

HC administers the CDSA and its regulations to: (1) allow access for lawful purposes and (2) reduce the risk that controlled substances and precursors will be used for illegal purposes. To meet these two objectives, HC: (1) issues licenses, permits and exemptions, (2) monitors trends of problematic substance use, (3) updates the Schedules to the CDSA based on assessments of new or existing substances, when necessary, (4) works with international organizations and other countries to meet Canada's obligations regarding controlled substances. The CDSA applies to a broad range of parties, including: (1) manufacturers, distributors, importers and exporters who must obtain a license in order to produce, sell, import or export controlled substances and precursors, (2) importers and exporters who must obtain a permit each time they import and export a controlled substance or precursor, (3) health professionals who must comply with requirements when prescribing or administering controlled substances to a patient, and (4) researchers who must obtain permission to have a controlled substance for research purposes.

All regulated parties must comply with requirements for: (1) security, (2) reporting and (3) record-keeping. HC promotes and enforces compliance with the CSDA by: (1) developing and publishing guidance, (2) informing affected parties of any regulatory changes and (3) publishing notices seeking public input on proposed regulatory changes. HC also carries out inspections of regulated parties and monitors regulated activities. HC may take action when a regulated party is not following the rules of the CDSA, including (but are not limited to): (1) issuing warning letters, (2) requiring a corrective action plan and (3) suspending and revoking licenses, permits or exemptions to stop a regulated party from conducting activities. To further enforce the CDSA, HC works with a wide range of partners and stakeholders, including: (1) provincial and territorial governments, (2) other federal departments and agencies, (3) law enforcement agencies, (4) academic, scientific and research communities, (5) non-government organizations, such as national, provincial and territorial health professional associations, (6) federal regulators in other countries and (7) international organizations, such as the United Nations.

In Canada, mushroom spore kits and are legal and are sold openly in stores or on the Internet, as the spores and kits themselves are legal. Online dispensaries exist that openly sell micro doses to

Canadian patients with medical prescriptions. The Canadian police tolerates the activity, citing focus on more harmful criminal drug activities. In September 2019, a motion to prevent the sale of psychoactive mushrooms was defeated by Vancouver council.

In addition to HC, the National Association of Pharmacy Regulatory Authorities ("NAPRA") also has a role in scheduling new drugs, which is separate from HC's scheduling process. NAPRA's role in the drug scheduling process occurs after HC has authorized a drug for sale in Canada and determined whether the drug requires a prescription for sale. NAPRA does not have any role or authority in the authorization of new health products for the Canadian market and does not review products that have been classified as requiring a prescription by HC.

While the federal government determines certain conditions of sale, such as the need for a prescription, provincial/territorial governments have the ability to further specify the conditions of sale of drug products. Prior to 1995, each province and territory had its own system for determining the conditions of sale for non-prescription drugs in Canada, leading to wide variability in the way drugs were sold across Canada. In 1995, NAPRA's members, the pharmacy regulatory authorities across Canada, endorsed a proposal for a national drug scheduling model, to align the provincial/territorial drug schedules so that the conditions of sale for drugs would be more consistent across Canada. This harmonized national model is administered by NAPRA and is called the National Drug Schedules (NDS) program.

All of the provinces and territories, except Quebec, have adopted the National Drug Schedules in some manner. The NDS come into force in each province/territory through provincial regulations. In general, the National Drug Schedules capture drugs that have been authorized for sale and classified as non-prescription by HC. Other products approved by HC (e.g. natural health products, medical devices) are outside the scope of the program and are not considered products for scheduling within the NDS.

The NDS program consists of three schedules and four categories of drugs. Schedule I drugs require a prescription for sale. Schedule II drugs require professional intervention from the pharmacist (e.g., patient assessment and patient consultation) prior to sale. Schedule III drugs must be sold in a licensed pharmacy, but can be sold from the self-selection area of the pharmacy. Unscheduled drugs can be sold without professional supervision, from any retail outlet.

The drug scheduling process usually begins when NAPRA receives a drug scheduling submission from a pharmaceutical company. The National Drug Scheduling Advisory Committee is an expert advisory committee that reviews the drug scheduling submissions received by NAPRA and formulates drug scheduling recommendations. There is a specific process that must be followed during each drug scheduling review, which is outlined in NAPRA's By-law No. 2 and Rules of Procedures. The model for making drug scheduling recommendations embodies a "cascading principle" in which drugs are assessed against specific scheduling factors. A drug is first assessed using the factors for Schedule I. Should sufficient factors apply, the drug remains in that Schedule. If not, the drug is assessed against the Schedule II factors, and if warranted, subsequently against the Schedule III factors. Should the drug not meet the factors for any schedule, it becomes "Unscheduled" (the fourth category).

According to this cascading principle, it is possible, although rare, for NAPRA to place a product in Schedule I that HC has classified as a non-prescription product. This could occur because of the NAPRA policy for drugs not reviewed, which places drugs into Schedule I until they are reviewed, or because of a range of factors considered by the expert advisory committee when applying the cascading drug scheduling model. As described above, the provinces and territories can add additional conditions of sale for non-prescription drugs, but can never be less restrictive than federal legislation.

Once the National Drug Scheduling Advisory Committee has reviewed a particular drug, it will make an interim drug scheduling recommendation. A 30-day consultation period follows, after which the NAPRA Board of Directors will make a final scheduling recommendation. The National Drug Schedules

are then amended and the final recommendation is implemented according to the rules in each particular province or territory.

In summary, whereas in the U.S. psilocybin is presumed to have no medical use and is s Schedule I drug, in Canada, psilocybin is classified as a drug with a lower potential for abuse under Schedule III and is being studied in clinically-supervised settings for its potential to treat various conditions such as anxiety, depression, obsessive compulsive disorder and problematic drug use. Currently there are no approved therapeutic products containing psilocybin in Canada or the US. Once a psilocybin- psilocin- containing product were to be approved in Canada, we would expect it to remain Schedule III or a higher level (IV or V) and that NAPRA could schedule as I, requiring a prescription.

**Risks Relating to Regulatory Review and Approval of our Drug Candidates**

We cannot be certain that any of our new drug candidates will receive regulatory approval, and without regulatory approval we will not be able to market our new drug candidates.

Our business currently depends entirely on the successful development and commercialization of our new drug candidates. Our ability to generate revenue related to product sales, if ever, will depend on the successful development and regulatory approval of our new drug candidates and our licensing of our new drug candidates, in one or more targeted indications. Drug candidates in development have a high risk of failure. We cannot predict when, or if, a drug candidate will prove effective or safe in humans or will receive regulatory approval.

We have no products currently ready for pre-clinical or clinical research or approved for sale and cannot guarantee that there will ever have marketable products. The development of a new drug candidate and issues relating to its approval and marketing are subject to extensive regulation by the FDA in the United States, HC in Canada and regulatory authorities in other countries, with regulations differing from country to country. We are not permitted to market our drug candidates in the United States or Canada until we receive approval of a new drug application ("**NDA**") from the FDA or a Notice of Compliance ("**NOC**") and Drug Identification Number ("**DIN**") associated with a New Drug Submission ("**NDS**") from HC, respectively. We have not submitted any applications for any of our new drug candidates.

NDAs and NDSs must include extensive pre-clinical and clinical data and supporting information to establish the drug candidate's safety and effectiveness for each desired indication. NDAs and NDSs must also include significant information regarding the chemistry, manufacturing and controls for the product. Obtaining approval of a NDA or a NDS is a lengthy, expensive and uncertain process, and we may not be successful in obtaining approval. The FDA and the HC review processes can take years to complete and approval is never guaranteed. If we submit a NDA to the FDA, the FDA must decide whether to accept or reject the submission for filing. We cannot be certain that any submissions will be accepted for filing and review by the FDA. Regulators of other jurisdictions, such as the HC, have their own procedures for approval of drug candidates. Even if a product is approved, the FDA or the HC, as the case may be, may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming clinical trials or reporting as conditions of approval. Regulatory authorities in countries outside of the United States and Canada also have requirements for approval of drug candidates with which we must comply prior to marketing in those countries. Obtaining regulatory approval for marketing of a drug candidate in one country does not ensure that we will be able to obtain regulatory approval in any other country. In addition, delays in approvals or rejections of marketing applications in the United States, Canada, or other countries may be based upon many factors, including regulatory requests for additional analyses, reports, data, pre-clinical studies and clinical trials, regulatory questions regarding different interpretations of data and results, changes in regulatory policy during the period of product development and the emergence of new

information regarding our drug candidates or other products. Also, regulatory approval for any of our drug candidates may be withdrawn.

Before we submit an NDA to the FDA or an NDS to HC for any of our drug candidates, we must successfully complete pre-clinical studies and subsequent clinical trials. We cannot predict whether our future studies and trials will be successful or whether regulators will agree with our conclusions regarding our pre-clinical studies or clinical trials.

If we are unable to obtain approval from the FDA, HC or other regulatory agencies for our drug candidates, or if, subsequent to approval, we are unable to successfully commercialize our drug candidates, we will not be able to generate sufficient revenue to become profitable or to continue our operations.

If we receive regulatory approvals, we intend to market our drug candidates in multiple jurisdictions where we have no operating experience and may be subject to increased business and economic risks that could affect our financial results.

If we receive regulatory approvals, we plan to market our drug candidates in jurisdictions where we have no experience in marketing, developing and distributing our products and cannot guarantee that we will ever have marketable products. Certain markets have substantial legal and regulatory complexities that we may not have experience navigating. We are subject to a variety of risks inherent in doing business internationally, including risks related to the legal and regulatory environment in non-U.S. jurisdictions, including with respect to privacy and data security, trade control laws and unexpected changes in laws, regulatory requirements and enforcement, as well as risks related to fluctuations in currency exchange rates and political, social and economic instability in foreign countries. If we are unable to manage our international operations successfully, our financial results could be adversely affected.

In addition, controlled substance legislation may differ in other jurisdictions and could restrict our ability to market our products internationally. Most countries are parties to the Single Convention on Narcotic Drugs 1961, which governs international trade and domestic control of narcotic substances. Countries may interpret and implement their treaty obligations in a way that creates a legal obstacle to us obtaining marketing approval for our drug candidates in those countries. These countries may not be willing or able to amend or otherwise modify their laws and regulations to permit our candidates to be marketed, or achieving such amendments to the laws and regulations may take a prolonged period of time. We would be unable to market our candidates in countries with such obstacles in the near future or perhaps at all without modification to laws and regulations.

Delays in the commencement and completion of pre-clinical studies and clinical trials could result in increased costs to us and delay or limit our ability to obtain regulatory approval for our drug candidates.

Delays in the commencement and completion of our future pre-clinical studies and clinical trials could increase our product development costs or limit the regulatory approval of our drug candidates. Based on our current financial resources, our expected level of operating expenditures and expected net proceeds to us from this offering, we believe that we will be able to fund our projected operating requirements for at least the next 12 months. We, however, will require additional funding for our business activities. In addition, we do not know whether any future studies or trials of our drug candidates, will begin on time or will be completed on schedule, if at all. The commencement and completion of pre-clinical studies and clinical trials can be delayed or suspended for a variety of reasons, including:

- inability to obtain sufficient funds required for the commencement of pre-clinical studies and clinical trials;

- inability to reach agreements on acceptable terms with prospective CROs and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

- clinical holds, other regulatory objections to commencing a clinical trial or the inability to obtain regulatory approval to commence a clinical trial in countries that require such approvals;

- discussions with the FDA or non-U.S. regulators regarding the scope or design of our clinical trials;

- inability to identify and maintain a sufficient number of trial sites, many of which may already be engaged in other clinical trial programs, including some that may be for the same indications targeted by our drug candidates;

- inability to obtain approval from institutional review boards, or IRBs, to conduct a clinical trial at their respective sites;

- severe or unexpected drug-related adverse effects experienced by patients;

- inability to timely manufacture sufficient quantities of the drug candidate required for a clinical trial;

- difficulty recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including meeting the enrollment criteria for our study and competition from other clinical trial programs for the same indications as our drug candidates; and

- inability to retain enrolled patients after a clinical trial is underway.

Changes in regulatory requirements and guidance may also occur and we may need to amend clinical trial protocols to reflect these changes with appropriate regulatory authorities. Amendments may require us to resubmit clinical trial protocols to IRBs for re-examination, which may impact the costs, timing or successful completion of a clinical trial. In addition, any future clinical trial may be suspended or terminated at any time by us, our future collaborators, the FDA or other regulatory authorities due to a number of factors, including:

- our failure to conduct a clinical trial in accordance with regulatory requirements of our clinical protocols;

- unforeseen safety issues or any determination that any future clinical trial presents unacceptable health risks;

- lack of adequate funding to begin any future clinical trial due to unforeseen costs or other business decisions; and

- a breach of the terms of any agreement with, or for any other reason by, future collaborators that have responsibility for the clinical development of any of our drug candidates.

In addition, if we, or any of our potential future collaborators, are required to conduct additional pre-clinical studies or clinical trials of our drug candidates beyond those contemplated, our ability to obtain regulatory approval of these drug candidates and generate revenue from their sales would be similarly harmed.

Our new drug candidates may have undesirable side effects which may delay or prevent marketing approval, or, if approval is received, require them to be taken off the market, require them to include safety warnings or otherwise limit their sales.

Unforeseen side effects from any of our new drug candidates could arise either during clinical development or, if approved, after the approved product has been marketed. The range and potential severity of possible side effects from systemic therapies is significant. The results of future clinical trials may show that our drug candidates cause undesirable or unacceptable side effects, which could interrupt, delay or halt clinical trials, and result in delay of, or failure to obtain, marketing approval from the FDA and other regulatory authorities, or result in marketing approval from the FDA and other regulatory authorities with restrictive label warnings.

If any of our new drug candidates receives marketing approval and we or others later identify undesirable or unacceptable side effects caused by such products:

- regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;

- we may be required to change instructions regarding the way the product is administered, conduct additional clinical trials or change the labeling of the product;

- we may be subject to limitations on how we may promote the product;

- sales of the product may decrease significantly;

- regulatory authorities may require us to take our approved product off the market;

- we may be subject to litigation or product liability claims; and

- our reputation may suffer.

Any of these events could prevent us or our potential future collaborators from achieving or maintaining market acceptance of the affected product or could substantially increase commercialization costs and expenses, which in turn could delay or prevent us from generating significant revenues from the sale of our products.

Reimbursement decisions by third-party payors may have an adverse effect on pricing and market acceptance. If there is not sufficient reimbursement for our drug candidates, if approved, it is less likely that they will be widely used.

Market acceptance and sales of our drug candidates, if approved, will depend on reimbursement policies and may be affected by, among other things, future healthcare reform measures. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. We cannot be certain that reimbursement will be available for our drug candidates, if approved. Also, we cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for, our drug candidates. If reimbursement is not available or is available on a limited basis, we may not be able to successfully commercialize our drug candidates.

In March 2010, the Patient Protection and Affordable Care Act, or PPACA, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively, ACA, became law in the United States. The goal of ACA is to reduce the cost of health care and substantially change the way health care is financed by both governmental and private insurers. While we cannot predict what impact on federal reimbursement policies this legislation will have in general or on our business specifically, the ACA may result in downward pressure on pharmaceutical reimbursement, which could negatively affect market acceptance of our current or future drug candidates. In addition, some members of the U.S. Congress have been seeking to overturn at least portions of the legislation and we expect they will continue to review and assess this legislation and alternative health care reform proposals. We cannot predict whether new proposals will be made or adopted, when they may be adopted or what impact they may have on us if they are adopted.

In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, creates the Joint Select Committee on Deficit Reduction to recommend proposals in spending reductions to Congress. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation's automatic reduction to several government programs. This included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect on April 1, 2013. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Strong, partisan disagreement in Congress has prevented implementation of various PPACA provisions, and the Trump Administration has made repeal of the PPACA a priority. One of the first executive orders of the Trump administration granted federal agencies broad powers to unwind regulations under the PPACA. On January 11, 2017, the Senate voted to approve a "budget blueprint" allowing Republicans to repeal parts of the law while avoiding Democrat filibuster. The "Obamacare Repeal Resolution" passed 51 – 48 in the Senate. Certain legislators are continuing their efforts to repeal the PPACA, although there is little clarity on how such a repeal would be implemented and what a PPACA replacement might look like. For the immediate future, there is significant uncertainty regarding the health care, health care coverage and health care insurance markets.

The U.S. government has in the past considered, is currently considering and may in the future consider healthcare policies and proposals intended to curb rising healthcare costs, including those that could significantly affect both private and public reimbursement for healthcare services. State and local governments, as well as a number of foreign governments, are also considering or have adopted similar types of policies. Future significant changes in the healthcare systems in the United States or elsewhere, and current uncertainty about whether and how changes may be implemented, could have a negative impact on the demand for our products. We are unable to predict whether other healthcare policies, including policies stemming from legislation or regulations affecting our business, may be proposed or enacted in the future; what effect such policies would have on our business; or the effect ongoing uncertainty about these matters will have on the purchasing decisions of our customers.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressures.

If we market products in a manner that violates healthcare fraud and abuse laws, or if we violate government price reporting laws, we may be subject to civil or criminal penalties.

In addition to FDA restrictions on marketing of drugs, several other types of state and federal healthcare laws, commonly referred to as "fraud and abuse" laws, have been applied in recent years to restrict certain marketing practices in the pharmaceutical industry. Other jurisdictions such as Canada have similar laws. These laws include false claims and anti-kickback statutes. If we market our products and our products are paid for by governmental programs, it is possible that some of our business activities could be subject to challenge under one or more of these laws.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, or causing to be made, a false statement to get a false claim paid. The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service covered by Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between

pharmaceutical manufacturers on the one hand and prescribers, purchasers or formulary managers on the other. Although there are several statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Most states also have statutes or regulations similar to the federal anti-kickback law and federal false claims laws, which apply to items and services covered by Medicaid and other state programs, or, in several states, apply regardless of the payor. Administrative, civil and criminal sanctions may be imposed under these federal and state laws.

Over the past few years, a number of pharmaceutical and other healthcare companies have been prosecuted under these laws for a variety of promotional and marketing activities, such as: providing free trips, free goods, sham consulting fees and grants and other monetary benefits to prescribers; reporting inflated average wholesale prices that were then used by federal programs to set reimbursement rates; engaging in off-label promotion; and submitting inflated best price information to the Medicaid Rebate Program to reduce liability for Medicaid rebates.

If the FDA and HC and other regulatory agencies do not approve the manufacturing facilities of our future contract manufacturers for commercial production, we may not be able to commercialize any of our drug candidates.

We do not currently intend to manufacture the drugs that we plan to sell. We currently have no agreements with contract manufacturers for the production of the active pharmaceutical ingredients and the formulation of sufficient quantities of drug product for our drug candidates' pre-clinical studies and clinical trials and that we believe we will need to conduct prior to seeking regulatory approval.

We do not have agreements for commercial supplies of any of our drug candidates and we may not be able to reach agreements with these or other contract manufacturers for sufficient supplies to commercialize a drug candidate if it is approved. Additionally, the facilities used by any contract manufacturer to manufacture a drug candidate must be the subject of a satisfactory inspection before the FDA or the regulators in other jurisdictions approve the drug candidate manufactured at that facility. We will be completely dependent on these third-party manufacturers for compliance with the requirements of U.S. and non-U.S. regulators for the manufacture of our finished products. If our manufacturers cannot successfully manufacture material that conform to our specifications and current good manufacturing practice requirements of any governmental agency whose jurisdiction to which we are subject, our drug candidates will not be approved or, if already approved, may be subject to recalls. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured the drug candidates, including:

- the possibility that we are unable to enter into a manufacturing agreement with a third party to manufacture our drug candidates;

- the possible breach of the manufacturing agreements by the third parties because of factors beyond our control; and

- the possibility of termination or nonrenewal of the agreements by the third parties before we are able to arrange for a qualified replacement third-party manufacturer.

Any of these factors could cause the delay of approval or commercialization of our drug candidates, cause us to incur higher costs or prevent us from commercializing our drug candidates successfully. Furthermore, if any of our drug candidates are approved and contract manufacturers fail to deliver the required commercial quantities of finished product on a timely basis and at commercially reasonable prices and we are unable to find one or more replacement manufacturers capable of production at a substantially equivalent cost, in substantially equivalent volumes and quality and on a

timely basis, we would likely be unable to meet demand for our products and could lose potential revenue. It may take several years to establish an alternative source of supply for our drug candidates and to have any such new source approved by the government agencies that regulate our products.

Even if our new drug candidates receive regulatory approval, we may still face future development and regulatory difficulties.

Our drug candidates, if approved, will also be subject to ongoing regulatory requirements for labeling, packaging, storage, advertising, promotion, record-keeping and submission of safety and other post-market information. In addition, approved products, manufacturers and manufacturers' facilities are required to comply with extensive FDA and HC requirements and requirements of other similar agencies, including ensuring that quality control and manufacturing procedures conform to current good manufacturing practices, or cGMPs. As such, we and our contract manufacturers will be subject to continual review and periodic inspections to assess compliance with cGMPs. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control. We will also be required to report certain adverse reactions and production problems, if any, to the FDA and HC and other similar agencies and to comply with certain requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product's approved label. Accordingly, we may not promote our approved products, if any, for indications or uses for which they are not approved.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, it may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If our drug candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

- issue warning letters;

- mandate modifications to promotional materials or require us to provide corrective information to healthcare practitioners;

- require us or our potential future collaborators to enter into a consent decree or permanent injunction, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;

- impose other administrative or judicial civil or criminal penalties;

- withdraw regulatory approval;

- refuse to approve pending applications or supplements to approved applications filed by us or our potential future collaborators;

- impose restrictions on operations, including costly new manufacturing requirements; or

- seize or detain products.

Risks Relating to the Commercialization of Our Products

Even if approved, our drug candidates may not achieve broad market acceptance among physicians, patients and healthcare payors, and as a result our revenues generated from their sales may be limited.

The commercial success of our drug candidates, if approved, will depend upon their acceptance among the medical community, including physicians, health care payors and patients. The degree of market acceptance of our drug candidates will depend on a number of factors, including:

- limitations or warnings contained in our drug candidates' approved labeling;

- changes in the standard of care or availability of alternative therapies at similar or lower costs for the targeted indications for any of our drug candidates;

- limitations in the approved clinical indications for our drug candidates;

- demonstrated clinical safety and efficacy compared to other products;

- lack of significant adverse side effects;

- sales, marketing and distribution support;

- availability of reimbursement from managed care plans and other third-party payors;

- timing of market introduction and perceived effectiveness of competitive products;

- the degree of cost-effectiveness;

- availability of alternative therapies at similar or lower cost, including generics and over-the-counter products;

- the extent to which our drug candidates are approved for inclusion on formularies of hospitals and managed care organizations;

- whether our drug candidates are designated under physician treatment guidelines for the treatment of the indications for which we have received regulatory approval;

- adverse publicity about our drug candidates or favorable publicity about competitive products;

- convenience and ease of administration of our drug candidates; and

- potential product liability claims.

If our drug candidates are approved, but do not achieve an adequate level of acceptance by physicians, patients, the medical community and healthcare payors, sufficient revenue may not be generated from these products and we may not become or remain profitable. In addition, efforts to educate the medical community and third-party payors on the benefits of our drug candidates may require significant resources and may never be successful.

We have no sales, marketing or distribution capabilities and we will have to invest significant resources to develop those capabilities or enter into acceptable third-party sales and marketing arrangements.

We have no sales, marketing or distribution capabilities. To develop internal sales, distribution and marketing capabilities, we will have to invest significant amounts of financial and management resources, some of which will be committed prior to any confirmation that our initial drug candidate or any of our other drug candidates will be approved. For drug candidates where we decide to perform sales, marketing and distribution functions ourselves or through third parties, we could face a number of additional risks, including:

- we or our third-party sales collaborators may not be able to attract and build an effective marketing or sales force;

- the cost of securing or establishing a marketing or sales force may exceed the revenues generated by any products; and

- our direct sales and marketing efforts may not be successful.

We may have limited or no control over the sales, marketing and distribution activities of these third parties. Our future revenues may depend heavily on the success of the efforts of these third parties.

We may not be successful in establishing and maintaining development and commercialization collaborations, which could adversely affect our ability to develop certain of our drug candidates and our financial condition and operating results.

Because developing drugs, conducting clinical trials, obtaining regulatory approval, establishing manufacturing capabilities and marketing approved products are expensive, we may seek collaborations with companies that have more experience. Additionally, if any of our drug candidates receives marketing approval, we may enter into sales and marketing arrangements with third parties. If we are unable to enter into arrangements on acceptable terms, if at all, we may be unable to effectively market and sell our products in our target markets. We expect to face competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement and they may require substantial resources to maintain. We may not be successful in our efforts to establish and implement collaborations or other alternative arrangements for the development of our drug candidates.

When we collaborate with a third party for development and commercialization of a drug candidate, we can expect to relinquish some or all of the control over the future success of that drug candidate to the third party. For example, we may relinquish the rights to a drug candidate in jurisdictions outside of the United States. Our collaboration partner may not devote sufficient resources to the commercialization of our drug candidates or may otherwise fail in their commercialization. The terms of any collaboration or other arrangement that we establish may not be favorable to us. In addition, any collaboration that we enter into may be unsuccessful in the development and commercialization of our drug candidates. In some cases, once we have begun pre-clinical and initial clinical development of a drug candidate, we may be responsible for continuing research, or research programs under a collaboration arrangement, and the payment we receive from our collaboration partner may be insufficient to cover the cost of this development. If we are unable to reach agreements with suitable collaborators for our drug candidates, we would face increased costs, we may be forced to limit the number of our drug candidates we can commercially develop or the territories in which we commercialize them and we might fail to commercialize products or programs for which a suitable collaborator cannot be found. If we fail to achieve successful collaborations, our operating results and financial condition may be materially and adversely affected.

Risks Relating to Our Licensed Intellectual Property

It is difficult and costly to protect our proprietary rights, and we may not be able to ensure their protection. If our licensed patent position does not adequately protect our drug candidates, others could compete against us more directly, which would harm our business, possibly materially.

Our commercial success will depend in part on our licensor and us obtaining and maintaining patent protection and trade secret protection of our current and future drug candidates and the methods used to manufacture them, as well as successfully defending these patents against third-party challenges. Our ability to stop third parties from making, using, selling, offering to sell or importing our drug candidates is dependent upon the extent to which we have rights under valid and enforceable

patents or trade secrets that cover these activities and the right under our licensed patent to contest alleged infringement.

The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in pharmaceutical patents has emerged to date in the United States or in many jurisdictions outside of the United States. Changes in either the patent laws or interpretations of patent laws in the United States and other countries may diminish the value of our licensed intellectual property. Accordingly, we cannot predict the breadth of claims that may be enforced in the patents that may be issued from the applications we currently or may in the future own or license from third parties. Further, if any patents we obtain or license are deemed invalid and unenforceable, our ability to commercialize or license our technology could be adversely affected.

Others have filed, and in the future, are likely to file, patent applications covering products and technologies that are similar, identical or competitive to ours or important to our business. We cannot be certain that any patent application owned by a third party will not have priority over patent applications filed or in-licensed by us, or that we or our licensor will not be involved in interference, opposition or invalidity proceedings before U.S. or non-U.S. patent offices.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

- others may be able to develop a platform similar to, or better than, ours in a way that is not covered by the claims of our licensed or owned patents;

- others may be able to make compounds that are similar to our drug candidates but that are not covered by the claims of patents we have or are licensed to us;

- we might not have been the first to make the inventions covered by any pending patent applications which have been or may be filed;

- we might not have been the first to file patent applications for these inventions;

- others may independently develop similar or alternative technologies or duplicate any of our technologies;

- any patents that we obtain, or are licensed to us, may not provide us with any competitive advantages;

- we, or our licensor, may not develop additional proprietary technologies that are patentable; or

- the patents of others may have an adverse effect on our business.

Without patent protection on the composition of matter of our drug candidates, our ability to assert our patents to stop others from using or selling our drug candidates in a non-pharmaceutically acceptable formulation may be limited.

Due to the patent laws of a country, or the decisions of a patent examiner in a country, or our own filing strategies, we may not obtain patent coverage for all of our drug candidates or methods involving these candidates in the licensor's patent application. We plan to pursue and request our licensor to pursue divisional patent applications or continuation patent applications in the United States and other countries to obtain claim coverage for inventions which were disclosed but not claimed in the parent patent application.

We may also rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or feasible. However, trade secrets are difficult to protect. Although we

use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third party illegally obtained and is using any of our trade secrets may be expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. Our commercial success will depend, in part, on our ability, and the ability of our licensor, to obtain and maintain patent protection. Our or our licensor's failure to obtain and maintain patent protection for our products may have a material adverse effect on our business.

Pursuant to our license agreement with Orthogonal, we have obtained rights to a provisional patent application. Our success may depend, in part, on our ability and the ability of Orthogonal to obtain and enforce patent protection for our proposed products and to preserve our trade secrets. Patent positions in the field of biotechnology and pharmaceuticals are generally highly uncertain and involve complex legal and scientific questions. We cannot be certain that Orthogonal's inventor was the first inventor of the inventions covered by the provisional patent application or that they were the first to file. Accordingly, the provisional patent application and any resulting patents licensed to us may not be valid or afford us protection against competitors with similar technology. The failure to maintain and/or obtain patent protection on the technologies underlying our proposed products may have material adverse effects on our competitive position and business prospects.

We may infringe the intellectual property rights of others, which may prevent or delay our drug development efforts and stop us from commercializing or increase the costs of commercializing our drug candidates.

Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties. We cannot guarantee that our drug candidates, or manufacture or use of our drug candidates, will not infringe third-party patents. Furthermore, a third party may claim that we or our manufacturing or commercialization collaborators are using inventions covered by the third party's patent rights and may go to court to stop us from engaging in our normal operations and activities, including making or selling our drug candidates. These lawsuits are costly and could affect our results of operations and divert the attention of managerial and scientific personnel. There is a risk that a court would decide that we or our commercialization collaborators are infringing the third party's patents and would order us or our collaborators to stop the activities covered by the patents. In that event, we or our commercialization collaborators may not have a viable way around the patent and may need to halt commercialization of the relevant product. In addition, there is a risk that a court will order us or our collaborators to pay the other party damages for having violated the other party's patents. In the future, we may agree to indemnify our commercial collaborators against certain intellectual property infringement claims brought by third parties. The pharmaceutical and biotechnology industries have produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and divert management's time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, which may not be available, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-

infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may incur substantial monetary damages, encounter significant delays in bringing our drug candidates to market and be precluded from manufacturing or selling our drug candidates.

- We cannot be certain that others have not filed patent applications for technology covered by pending applications subject to our license agreements, or that we were the first to invent the technology, because:

- some patent applications in the United States may be maintained in secrecy until the patents are issued;

- patent applications in the United States are typically not published until 18 months after the priority date; and

- publications in the scientific literature often lag behind actual discoveries.

Our competitors may have filed, and may in the future file, patent applications covering technology similar to ours. Any such patent application may have priority over our patent applications, which could further require us to obtain rights to issued patents covering such technologies. If another party has filed a U.S. patent application on inventions similar to ours, we may have to participate in an interference proceeding declared by the USPTO to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful if, unbeknownst to us, the other party had independently arrived at the same or similar invention prior to our own invention, resulting in a loss of our U.S. patent position with respect to such inventions. Other countries have similar laws that permit secrecy of patent applications, and may be entitled to priority over our applications in such jurisdictions.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

If we choose to go to court to stop another party from using the inventions claimed in any patents we may obtain, that individual or company has the right to ask the court to rule that such patents are invalid or should not be enforced against that third party. These lawsuits may be expensive and would consume time and resources and divert the attention of managerial and scientific personnel even if we were successful in stopping the infringement of such patents. In addition, there is a risk that the court will decide that such patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of such patents is upheld, the court will refuse to stop the other party on the ground that such other party's activities do not infringe our rights to such patents. In addition, the U.S. Supreme Court has recently modified some tests used by the U.S. Patent and Trademark Office, or USPTO, in granting patents over the past 20 years, which may decrease the likelihood that we will be able to obtain patents and increase the likelihood of challenge of any patents we obtain or license.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent

agencies outside of the United States in several stages over the lifetime of the patents and/or applications. Currently, we rely upon our licensor to fund the payments under our license agreement. We are required to reimburse our licensor for these fees. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business.

RISKS ASSOCIATED WITH OUR SECURITIES

There is no assurance that purchasers of the Securities will receive a return on their investment.

The Securities are highly speculative and any return on an investment in the Securities is contingent upon numerous circumstances, many of which (including legal and regulatory conditions) are beyond the Company's control. There is no assurance that purchasers will realize any return on their investments or that their entire investments will not be lost. For this reason, each purchaser should carefully read this offering circular and should consult with their own attorney, financial and tax advisors prior to making any investment decision with respect to the Securities. Investors should only make an investment in the Securities if they are prepared to lose the entirety of such investment.

The Company's management will have broad discretion over the use of the net proceeds from this Offering.

At present, we intend to use the net proceeds for (1) conducting pre-clinical, clinical development for our drug candidates, and related research programs; (2) the development of one or more Active Pharmaceutical Ingredient(s); (3) manufacturing, marketing, and other related costs for the nutritional supplement products; and (4) intellectual property development or acquisition; and (5) general corporate purposes. The failure by the Company's management to apply these funds effectively could have a material adverse effect on the Company and the value of the Securities.

Holders of the Securities will not have voting rights and will have no ability to influence the decisions of the Company.

Holders of the Securities have no voting rights. As a result, all matters submitted to stockholders will be decided by the vote of holders of the Company's capital stock entitled to vote thereon, which shall not include the Securities. Holders of the Securities will have no ability to elect directors or determine the outcome of any other matters submitted to a vote of the Company's stockholders.

The Securities may be subject to registration under the Exchange Act if the Company has assets above $10 million and more than 2,000 purchasers participate in the Offering, which would increase the Company's costs and require substantial attention from management.

Companies with total assets above $10 million and more than 2,000 holders of record of its equity securities, or 500 holders of record of its equity securities who are not accredited investors, at the end of their fiscal year must register that class of equity securities with the SEC under the Exchange Act. The Company could trigger this requirement as a result of the Offering and be required to register the Capital Stock with the SEC under the Exchange Act, which would be a laborious and expensive process. Furthermore, if such registration takes place, the Company will have materially higher compliance and reporting costs going forward.

Purchasers may lack information for monitoring their investment.

The Securities do not have any information rights attached to them and purchasers may not be able to obtain all the information they would want regarding the Company or the Securities. In

particular, investors may not be able to receive information regarding the financial performance of the Company with respect to the ability of the Company. The Company is not currently registered with the SEC and currently has no periodic reporting requirements. As a result of these difficulties, as well as other uncertainties, a purchaser may not have accurate or accessible information about the Company or the Securities.

BUSINESS

Description of the Business

Ei.Ventures, Inc. is a start-up company formed in May 2019 with the ambition to engage in the discovery, development and commercialization of regulatory approved, plant-derived, psychoactive therapeutic compounds that address global mental healthcare needs. Our initial research into psychoactive therapeutic compounds is planned to be conducted with respect to psilocybin and/or psilocin. Psilocybin is a naturally-occurring psychedelic compound produced by more than 200 species of mushrooms, collectively known as psilocybin mushrooms. Psilocybin is quickly converted by the body to psilocin, which is a non-selective serotonin receptor agonist responsible for its pharmacologic effects. Our progress with regard to psychoactive therapeutic options will depend, in large part, on the regulatory environment prevalent in the U.S. and abroad with regard to biopharmaceutical research involving psychedelics, along with our ability to obtain and maintain patent protection of current and future compositions.

We intend to use the proceeds of this Offering to fund pre-clinical and clinical trials on our current compositions to meet FDA regulations. Pre-clinical and clinical testing is expensive, is difficult to design and implement and can take years to complete. The initial testing that we intend to complete within the next year, for each formulation, includes (1) product characterization to determine size shape, strengths and weaknesses, toxicity, bioactivity, and bioavailability; (2) formulation, delivery, and packaging development to devise a formulation that insures the proper drug delivery parameters; (3) pharmacokinetics (PK) and absorption/distribution/metabolism/excretion (ADME) studies; (4) preclinical toxicology testing to determine the bioactivity, safety, and efficacy of the formulations; (5) the development of one or more botanical Active Pharmaceutical Ingredient(s); and (6) Phase 1 clinical trials to evaluate pharmacokinetic parameters and tolerance.

While we navigate through pre-clinical research on our psychoactive compositions and the accompanying strict regulatory environment, we also intend, as an intermediate business plan, to pursue the development of natural, non-psychoactive nutritional supplements, and the acquisition of one or more drug testing laboratories. The Company has the rights to seven different non-psychoactive nutritional supplements. The Company intends to use a portion of the proceeds from this Offering to develop and sell the non-psychoactive nutritional supplements. There can be no assurance that we will be able to accomplish this intermediate business plan. The Company is organized and directed to operate strictly in accordance with all applicable federal, state and provincial laws. Accordingly, at this time, we do not grow, process, own, handle, transport or sell psilocybin-based products. However, as the legal environment changes in the United States or in Canada, the Company's management may explore business opportunities in the development of laboratories, and growing/cultivation operations, if and when such business opportunities become legally permissible under applicable federal and state or provincial law. The following is a list of the Company's intellectual property, including both the psychoactive and non-psychoactive formulations, along with the potential properties, primary indications, and secondary indications:

Compound	Properties	Primary Indication*	Secondary Indication**

Botanical Psilocybin API: The base active pharmaceutical ingredient for any psilocybin-based formulation.	A proprietary psilocybin molecule created via fungal extraction.	To service the top of the supply chain for active clinical trials across the psychedelic medicine community and within EI's own Drug Development Program. In addition to treating patients in legal jurisdictions related to anxiety, substance abuse, PTSD, and Major Depressive Disorder.	
Botanical DMT API: The base active pharmaceutical ingredient for any DMT based formulation.	4-Ac0, 4-HO, 5-Meo via Acacia extraction	To service top of the supply chain for active clinical trials across the psychedelic medicine community and within EI's own Drug Development Program. In addition to treating patients in legal jurisdictions related to Major Depressive Disorder.	
Botanical Mescaline API: The base active pharmaceutical ingredient for any Mescaline based formulation.	Via San Pedro Cactus extraction	To service the top of the supply chain for active clinical trials across the psychedelic medicine community and within EI's own Drug Development Program. In addition to treating patients in legal jurisdictions related to Major Depressive Disorder.	
Psilly: Psilocybin-based compound that includes other natural molecules to increase efficacy and bioavailability.	A nano super compound formulation achieved through natural fungal extraction and the blending of other compounds that leads to a more synergistic effect.	Overall mental wellness, cognition and substance abuse including alcohol, opioids, and nicotine	ADHD, Hyperactivity, Generalized Eating Disorders, Mixed Drug Abuse Disorder, Obsessive Compulsive Disorder, Spectrum Disorders (Autism)
MY-D: DMT-like compound that includes other natural	A nano super compound formulation achieved through	Major Depressive Disorder	

molecules to increase efficacy.	enriching a tryptamine formulation.		
MY-MDMA: A stacked MDMA analogue compound that includes other natural molecules to increase efficacy and bioavailability.	A nano super compound formulation that reduces the negative side-effects of traditional MDMA.	Chronic Pain, Major Depressive Disorder, and PTSD	Enhancing recreational communications during counseling sessions (couples and personal)
Brain Mana: Non-psychotropic medicinal mushroom formulation using a proprietary lab formulation for enhanced bioavailability.	A six mushroom blend along with other natural ingredients that uses a proprietary lab process to convert large molecules into small molecules for enhanced efficacy and bioavailability.	Brain fog, memory, lack of mental clarity, cognition, and weakened immunity.	
Focused: A natural focus and energy booster that uses our proprietary lab formulation for enhanced bioavailability and efficacy.	A potential natural substitution for Adderall type medications. Creates a similar energy and focus bump. Oral and nasal application.	Low energy, lack of focus.	
Happy Sexy: Likened to a natural non-psychoactive MDMA enhancer with a weight loss booster that is created using our proprietary lab formulation for enhanced bioavailability and efficacy.	A potent mood enhancer and weight loss booster that creates a similar euphoric feeling to MDMA without a psychoactive experience and helps burn fat.	Overall Mood, Mild Anxiety, Mild Chronic Pain, Mild Depression, Weight Gain.	
Brain Soup: To be used by individuals who use psychedelics consistently to treat various medical conditions.	A proprietary mental and physical optimizer that will be used in conjunction with any psychedelic therapeutic that is prescribed to patients.	Combats any negative physical side-effects someone could experience from the continued use of psychedelic treatments such as micro-dosing.	
IntelliBurst: For anyone that wants to up their 'brain game'.	A powerful nootropic (smart drug) formulation for enhancing brain function and	Improves cognitive function, particularly executive functions, memory, creativity, and motivation.	

	performance.		
Pain Eraser: Exactly as it sounds.	A powerful anti-inflammatory and pain reducer formulation.	Inflammation and pain.	
Sleepy Sexy: For getting a good night's sleep and burning fat while you do it.	A sleep enhancer and fat burner all-in-one.	Sleeplessness and Weight loss.	

*These indications are based solely on anecdotal evidence from before the Company received the licensed intellectual property. These claims have not been verified or tested by the Company.
** These indications are based solely on anecdotal evidence from before the Company received the licensed intellectual property. These claims have not been verified or tested by the Company.

There can be no assurance that we will be able to accomplish this intermediate business plan. The Company is organized and directed to operate strictly in accordance with all applicable federal, state and provincial laws. Accordingly, at this time, we do not grow, process, own, handle, transport or sell psilocybin-based products. However, as the legal environment changes in the United States or in Canada, the Company's management may explore business opportunities in the development of laboratories, and growing/cultivation operations, if and when such business opportunities become legally permissible under applicable federal and state or provincial law.

Business Plan

We intend to use the proceeds of this and future offerings to build upon our current intellectual property holdings by developing a differentiated portfolio of psychoactive and non-psychoactive products that may one day be regulatorily approved, and, we believe, commercially validated. In the coming years, we believe that we will see significant increases in demand from patients and governments for plant-derived products, including medical psilocybin products. We intend to be well-positioned at that time to expand availability of these products to patients as medical psilocybin becomes recognized worldwide as a viable treatment option for patients suffering from a variety of diseases and conditions.

History of the Business

The Company's Products and/or Services

The Company is organized and directed to operate strictly in accordance with all applicable federal, state and provincial laws. Accordingly, at this time, we do not grow, process, own, handle, transport or sell psilocybin-based products. However, as the legal environment changes in the United States or in Canada, the Company's management may explore business opportunities in the development of laboratories, and growing/cultivation operations, if and when such business opportunities become legally permissible under applicable federal and state or provincial law. We intend to use a portion of the proceeds from this Offering and future offerings to develop and sell the non-psychoactive nutritional supplements, and to explore the potential acquisition of one or more laboratories.

Competition

The Company's primary competitors are Competitors include Champignon Brands Inc., Mind Medicine, Inc., Revive Therapeutics. Ltd., COMPASS Pathways, Ltd., Field Trip Health, Inc., Cybin, Inc., and Eluesis,

Ltd. Our industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face potential competition from many different sources, such as pharmaceutical companies, biotechnology companies, drug delivery companies and academic and research institutions. Many of our potential competitors have substantially greater financial, scientific, technical, intellectual property, regulatory and human resources than we do, and greater experience than we do developing drug candidates, including obtaining FDA and other regulatory approvals for drug candidates. Consequently, our competitors may develop products for indications we pursue that are more effective, better tolerated, more widely-prescribed or accepted, more useful and less costly, and they may also be more successful in manufacturing and marketing their products. We also face competition from third parties in recruiting and retaining qualified personnel and in identifying and acquiring or in-licensing new products and drug candidates.

Supply Chain and Customer Base

The drug candidates we plan to develop contain psilocybin, psilocin or other controlled substances as defined in the Controlled Substances Act of 1970 ("CSA") for the United States and in the Controlled Drugs and Substances Act ("CDSA") for Canada. Psilocybin and psilocybin extracts are regulated as "controlled substances" as defined in the CSA and CDSA, which establish registration, security, recordkeeping, reporting, storage, distribution and other requirements.

We currently have no agreements with contract manufacturers or suppliers for the production of the nutritional supplements and the formulation of sufficient quantities of nutritional supplements. We intend to use the proceeds from this round to begin to develop the nutritional supplements.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
62/992,263	PSILOCYBIN AND PSILOCIN CONTAINING COMPOSITIONS AND METHODS OF USING AND MAKING THE SAME	Orthogonal Thinker, Inc., a Delaware corporation ("Orthogonal") received from the inventor the assignment of certain specific proprietary compounds, methods, discoveries and formulations in the field of natural, non-	March 20, 2020		United States

		synthetic psychoactive compounds, some of which contain psilocybin/psilocin (the "Assigned Compounds"), along with other non-psychedelic compounds. As part of this assignment, Orthogonal obtained the complete rights to develop, commercialize, license and seek patent protection for the Assigned Compounds. In March, 2020 Orthogonal filed a provisional patent application with the US Patent and Trademark Office seeking patent protection for aspects of the acquired intellectual property. A provisional application is not examined by a patent examiner and remains confidential.			

		Within one year of filing the provisional application, Orthogonal will need to decide whether file a further application that claims priority to the provisional application, such as a US non-provisional patent application, an international patent application and/or a direct foreign patent application. The provisional patent application describes several compositions, such as oral dosage forms, containing psilocybin and/or psilocin in combination with various specified amino acids, vitamins, plant herbs and/or other compounds. The application also describes methods for			

		making these compositions and using these compositions, including for the treatment of anxiety disorders, depressive disorders or compulsive disorders. On May 1, 2020, Orthogonal and the Company agreed to terms for the license agreement (the "License Agreement") with respect to the Assigned Compounds, including the compound addressed in the provisional patent application, the associated intellectual property and also intellectual property associated with a number of additional psychoactive and non-psychoactive compounds not included in the provisional application. The license			

		agreement grants the Company an exclusive world-wide right to use, manufacture, develop, commercialize, market and sell all of the licensor's intellectual property with respect to its psychoactive compounds for medicinal, therapeutic, nutraceutical and adult recreational uses, including the matters included in the provisional application. The license is perpetual. The proprietary nature of, and protection for, our compositions, our processes and our know-how are important to our business. We need to rely upon Orthogonal to seek patent protection in the United States and internationally for our compositions			

		and processes and any other inventions to which we have rights under our license agreement, where available and when appropriate. To the extent we will be able to do so, our policy will be to work with Orthogonal to pursue patents, to maintain our licensed patents and to protect the technology, inventions and improvements that are important to the development of our business. We will also rely on trade secrets that may be important to the development of our business. Our commercial success will depend in part on obtaining and maintaining patent protection by			

		collaborating with Orthogonal and trade secret protection of our current and future compositions and the methods used to develop and manufacture them, as well as successfully defending any patents against third-party challenges. Our ability to stop third parties from making, using, selling, offering to sell or importing our compositions depends on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. We cannot be sure that patents will be granted with respect to any patent applications Orthogonal may file in the future, nor can			

		we be sure that any patents that may be granted in the future upon which we rely will be commercially useful in protecting our compositions and processes.			

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
88814693	Class 14: Keychains Class 16: Stickers; bumper stickers; decals; magnetic decals Class 21: Glassware; beverage containers; coffee mugs Class 25: Apparel, namely, t-shirts, shirts, sweatshirts, shorts, board shorts, active wear, yoga shorts, yoga leggings, athletic tops, bikinis, swimsuits, headwear, hats, caps, beanies, footwear, sandals, flip flops, slides Class 29: Fruit-based spreads; nut-based spreads; vegetable-based spreads; fruit-based snack foods; nut-based snack foods; vegetable-based snack foods Class 35: Business	PSILLY	February 28, 2020		United States

	counseling and advisory services in the fields of alternative healthy living, nutrition, lifestyle wellness, health and healing, plant-based medicine, scientific research and development, biotechnology, nutraceutical research and development, and pharmaceutical research and development; providing business information in the fields of healthy living, nutrition, lifestyle wellness, alternative health and healing, plant-based medicine, scientific research and development, biotechnology, nutraceutical research and development, and pharmaceutical research and development; providing a				

	website featuring information in the fields of business marketing related to healthy living, nutrition, lifestyle wellness, alternative health and healing, plant-based medicine, scientific research and development, biotechnology, nutraceutical research and development, and pharmaceutical research and development; promoting public awareness of practitioner standards and practices in the fields of alternative healthy living, nutrition, lifestyle wellness, health and healing, plant-based medicine, scientific research and development, biotechnology, nutraceutical research and				

	development, and pharmaceutical research and development Class 41: Educational services, namely, providing conferences and workshops in the fields of organic farming, healthy living, nutrition, lifestyle wellness, alternative health and healing, plant-based medicine, scientific research and development, biotechnology, nutraceutical research and development, and pharmaceutical research and development; providing of educational training in the fields of organic farming, healthy living, nutrition, lifestyle wellness, alternative health and healing, plant-based				

	medicine, scientific research and development, biotechnology, nutraceutical research and development, and pharmaceutical research and development; planning and conducting of teaching, seminars and workshops in the fields of organic farming, healthy living, nutrition, lifestyle wellness, alternative health and healing, plant-based medicine, scientific research and development, biotechnology, nutraceutical research and development, and pharmaceutical research and development; entertainment services, namely, providing a website featuring news, information, commentary,				

	and multimedia content in the fields of organic farming, healthy living, nutrition, lifestyle wellness, alternative health and healing, plant-based medicine, scientific research and development, biotechnology, nutraceutical research and development, and pharmaceutical research and development Class 42: Scientific and technological services, namely, scientific research in the fields of the organic farming industry, alternative health and healing, plant-based medicine, biotechnology, nutraceutical research and development, and pharmaceutical research and				

	development; scientific investigations for medical purposes in the fields of the organic farming industry, alternative health and healing, plant-based medicine, scientific research and development, biotechnology, nutraceutical research and development, and pharmaceutical research and development				
88814694	Class 14: Keychains Class 16: Stickers; bumper stickers; decals; magnetic decals Class 21: Glassware; beverage containers; coffee mugs Class 25: Apparel, namely, t-shirts, shirts, sweatshirts, shorts, board shorts, active wear, yoga shorts, yoga leggings,	PSILLY LIFE	February 28, 2020		United States

	athletic tops, bikinis, swimsuits, headwear, hats, caps, beanies, footwear, sandals, flip flops, slides				

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Orthogonal Thinker, Inc.	Ei.Ventures, Inc.	On May 1, 2020, Orthogonal and the Company agreed to terms for the license agreement (the "License Agreement") with respect to the Assigned Compounds and trademarks, including the compound addressed in the provisional patent application, the associated intellectual property and also intellectual property associated with a number of additional psychoactive and non-psychoactive compounds not included in the provisional application. The license agreement	

		grants the Company an exclusive world-wide right to use, manufacture, develop, commercialize, market and sell all of the licensor's intellectual property with respect to its psychoactive compounds for medicinal, therapeutic, nutraceutical and adult recreational uses, including the matters included in the provisional application. The license is perpetual, but may be revoked in the case of certain corporate events.	

Governmental/Regulatory Approval and Compliance

Government Regulation and Product Approval

Governmental authorities in the United States, at the federal, state and local level, Canada and other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, packaging, promotion, storage, advertising, distribution, marketing and export and import of products such as those we are developing. Our drug candidates must be approved by the FDA through the NDA process before they may be legally marketed in the United States, by HC through the NDS process before they may be legally marketed in Canada and by the European Medical Associate through the Marketing Authorization Application, or MAA, process before they may be legally marketed in Europe. Our drug candidates will be subject to similar requirements in other countries prior to marketing in those countries. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

Regulation of Psilocybin
United Stated Drug Enforcement Agency

Psilocybin and psilocybin extracts are regulated as "controlled substances" as defined in the CSA, which establishes registration, security, recordkeeping, reporting, storage, distribution and other requirements administered by the DEA. The DEA is concerned with the control of handlers of controlled substances, and with the equipment and raw materials used in their manufacture and packaging, in order to prevent loss and diversion into illicit channels of commerce.

The DEA regulates controlled substances as Schedule I, II, III, IV or V substances. Psilocybin is currently regulated as a Schedule I substance, which by definition has no established medicinal use, and may not be marketed or sold in the United States. A drug may be listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest risk of abuse and Schedule V substances the lowest relative risk of abuse among such substances. Psilocybin and psilocybin extracts are listed by the DEA as Schedule I controlled substances under the CSA. Consequently, their manufacture, shipment, storage, sale and use are subject to a high degree of regulation. Annual registration is required for any facility that manufactures, distributes, dispenses, imports or exports any controlled substance. The registration is specific to the particular location, activity and controlled substance schedule. For example, separate registrations are needed for import and manufacturing, and each registration will specify which schedules of controlled substances are authorized.

The DEA typically inspects a facility to review its security measures prior to issuing a registration. Security requirements vary by controlled substance schedule, with the most stringent requirements applying to Schedule I and Schedule II substances. Required security measures include background checks on employees and physical control of inventory through measures such as cages, surveillance cameras and inventory reconciliations. The registered entity must maintain records for the handling of all controlled substances, and must make periodic reports to the DEA. These include, for example, distribution reports for Schedule I and II controlled substances, Schedule III substances that are narcotics, and other designated substances. The registered entity must also report thefts or losses of any controlled substance, and obtain authorization to destroy any controlled substance. In addition, special authorization and notification requirements apply to imports and exports.

In addition, a DEA quota system controls and limits the availability and production of controlled substances in Schedule I or II. Distributions of any Schedule I or II controlled substance must also be accompanied by special order forms, with copies provided to the DEA. The DEA may adjust aggregate production quotas and individual production and procurement quotas from time to time during the year, although the DEA has substantial discretion in whether or not to make such adjustments. To meet its responsibilities, the DEA conducts periodic inspections of registered establishments that handle controlled substances. In the event of non-compliance, the DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to revoke those registrations. In certain circumstances, violations could lead to criminal prosecution.

States

The states also maintain separate controlled substance laws and regulations, including licensing, recordkeeping, security, distribution, and dispensing requirements. State authorities, including Boards of Pharmacy, regulate use of controlled substances in each state. Failure to maintain compliance with applicable requirements, particularly as manifested in the loss or diversion of controlled substances, can result in enforcement action that could have a material adverse effect on our business, operations and financial condition.

Currently in the U.S. the possession of psilocybin-containing mushrooms is illegal, because they contain the Schedule I drugs psilocybin and psilocin. The cities of Denver, Colorado, Oakland, California, and Santa Cruz, California have decriminalized the drug. The limited city/state laws are in conflict with the federal CSA, which makes psilocybin use and possession illegal at the federal level. Because psilocybin is a Schedule I controlled substance, however, the development of a legal psilocybin industry under the laws of these states is in conflict with the CSA, which makes psilocybin use and possession illegal on a national level. If psilocybin is treated like cannabis, the federal government has the right to regulate and criminalize psilocybin, including for medical purposes, and that federal law criminalizing the use of psilocybin preempts state laws that legalize its use.

Health Canada

In Canada, psilocybin is classified by HC as a schedule III drug under the CDSA, meaning activities such as sale, possession, or production of these substances are prohibited unless they have been authorized for clinical trials or research purposes by HC, consistent with Part J of Canada's Food and Drug Regulations. Under Part J, a party may file a CTA to study psilocybin for a medicinal use. The compliance and monitoring of controlled drugs and substances in Canada is overseen by HC's Office of Controlled Substances, in conjunction with law enforcement agencies. The CDSA provides for the control of substances that can alter mental processes and that may produce harm to health and to society when diverted or misused. Except as authorized under its related regulations, or via an exemption issued under section 56 of the CDSA, most activities involving substances regulated under the CDSA, such as possession, import, export, trafficking, and production are prohibited. Controlled substances are regulated and grouped into Schedules I to V to the CDSA. Schedule III is considered of less abuse potential than Schedule I.

HC administers the CDSA and its regulations to: (1) allow access for lawful purposes and (2) reduce the risk that controlled substances and precursors will be used for illegal purposes. To meet these two objectives, HC: (1) issues licenses, permits and exemptions, (2) monitors trends of problematic substance use, (3) updates the Schedules to the CDSA based on assessments of new or existing substances, when necessary, (4) works with international organizations and other countries to meet Canada's obligations regarding controlled substances. The CDSA applies to a broad range of parties, including: (1) manufacturers, distributors, importers and exporters who must get a license to produce, sell, import or export controlled substances and precursors, (2) importers and exporters who must get a permit each time they import and export a controlled substance or precursor, (3) health professionals who must comply with requirements when prescribing and giving controlled substances to a patient, and (4) researchers who must get permission to have a controlled substance for research purposes.

All regulated parties must comply with requirements for: (1) security, (2) reporting, and (3) record-keeping. HC promotes and enforces compliance with the CSDA by: (1) developing and publishing guidance, (2) informing affected parties of any regulatory changes, and (3) publishing notices seeking public input on proposed regulatory changes. HC also carries out inspections of regulated parties and monitors regulated activities. HC may take action when a regulated party is not following the rules of the CDSA, including (but are not limited to): (1) issuing warning letters, (2) requiring a corrective action plan, (3) suspending and revoking licenses, permits or exemptions to stop a regulated party from conducting activities. To further enforce the CDSA, HC works with a wide range of partners and stakeholders, including: (1) provincial and territorial governments, (2) other federal departments and agencies, (3) law enforcement agencies, (4) academic, scientific and research communities, (5) non-government organizations, such as national, provincial and territorial health professional associations, (6) federal regulators in other countries, (7) international organizations, such as the United Nations.

In Canada, mushroom spore kits and are legal and are sold openly in stores or on the Internet, as the spores and kits themselves are legal. Online dispensaries exist that openly sell microdoses to Canadian patients with medical prescriptions. The Canadian police tolerates the activity, citing focus on more harmful criminal drug activities. In September 2019, a motion to prevent the sale of magic mushrooms was defeated by Vancouver council.

In addition to HC, the National Association of Pharmacy Regulatory Authorities (NAPRA) also has a role in scheduling new drugs, which is separate from HC's scheduling process. NAPRA's role in the drug scheduling process occurs after HC has authorized a drug for sale in Canada and determined whether the drug requires a prescription for sale. NAPRA does not have any role or authority in the authorization of new health products for the Canadian market and does not review products that have been classified as requiring a prescription by HC.

While the federal government determines certain conditions of sale, such as the need for a prescription, provincial/territorial governments have the ability to further specify the conditions of sale of drug products. Prior to 1995, each province and territory had its own system for determining the conditions of sale for non-prescription drugs in Canada, leading to wide variability in the way drugs were sold across Canada. In 1995, NAPRA's members, the pharmacy regulatory authorities across Canada, endorsed a proposal for a national drug scheduling model, to align the provincial/territorial drug schedules so that the conditions of sale for drugs would be more consistent across Canada. This harmonized national model is administered by NAPRA and is called the National Drug Schedules (NDS) program.

All of the provinces and territories, except Quebec, have adopted the National Drug Schedules in some manner. The NDS come into force in each province/territory through provincial regulations. In general, the National Drug Schedules capture drugs that have been authorized for sale and classified as non-prescription by HC. Other products approved by HC (e.g. natural health products, medical devices) are outside the scope of the program and are not considered products for scheduling within the NDS.

The NDS program consists of three schedules and four categories of drugs. Schedule I drugs require a prescription for sale. Schedule II drugs require professional intervention from the pharmacist (e.g., patient assessment and patient consultation) prior to sale. Schedule III drugs must be sold in a licensed pharmacy, but can be sold from the self-selection area of the pharmacy. Unscheduled drugs can be sold without professional supervision, from any retail outlet.

The drug scheduling process usually begins when NAPRA receives a drug scheduling submission from a pharmaceutical company. The National Drug Scheduling Advisory Committee is an expert advisory committee that reviews the drug scheduling submissions received by NAPRA and formulates drug scheduling recommendations. There is a specific process that must be followed during each drug scheduling review, which is outlined in NAPRA's By-law No. 2 and Rules of Procedures. The model for making drug scheduling recommendations embodies a "cascading principle" in which drugs are assessed against specific scheduling factors. A drug is first assessed using the factors for Schedule I. Should sufficient factors apply, the drug remains in that Schedule. If not, the drug is assessed against the Schedule II factors, and if warranted, subsequently against the Schedule III factors. Should the drug not meet the factors for any schedule, it becomes "Unscheduled" (the fourth category).

According to this cascading principle, it is possible, although rare, for NAPRA to place a product in Schedule I that HC has classified as a non-prescription product. This could occur because of the NAPRA policy for drugs not reviewed, which places drugs into Schedule I until they are reviewed, or because of

a range of factors considered by the expert advisory committee when applying the cascading drug scheduling model. As described above, the provinces and territories can add additional conditions of sale for non-prescription drugs, but can never be less restrictive than federal legislation.

Once the National Drug Scheduling Advisory Committee has reviewed a particular drug, it will make an interim drug scheduling recommendation. A 30-day consultation period follows, after which the NAPRA Board of Directors will make a final scheduling recommendation. The National Drug Schedules are then amended and the final recommendation is implemented according to the rules in each particular province or territory.

In summary, whereas in the U.S. psilocybin is presumed to have no medical use and is s Schedule I drug, in Canada, psilocybin is classified as a drug with a lower potential for abuse under Schedule III and is being studied in clinically-supervised settings for its potential to treat various conditions such as anxiety, depression, obsessive compulsive disorder and problematic drug use. Currently there are no approved therapeutic products containing psilocybin in Canada or the US. Once a psilocybin- psilocin-containing product were approved in Canada, we would expect it to remain Schedule III or a higher level (IV or V) and that NAPRA could schedule as I, requiring a prescription.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1215 S. Kihei Rd,, 1215 S. Kihei Rd, #424, Kihei, HI 96753

The Company conducts business in Hawaii.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	34.00%	$8,500	5.79%	$62,000
Campaign marketing expenses or related reimbursement	7.94%	$1,986	2.80%	$30,000
Estimated Attorney Fees	6.00%	$1,500	0.47%	$5,000
Estimated Accountant/Audit or Fees	6.00%	$1,500	0.65%	$7,000
General Marketing	2.00%	$500	0.47%	$5,000
Research and Development	0.00%	$0	9.35%	$100,000
Manufacturing	0.00%	$0	2.34%	$25,000
Future Wages	0.00%	$0	35.51%	$380,000
General Working Capital	44.06%	$11,014	37.76%	$404,000
travel	0.00%		4.86%	$52,000
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, payments to the Intermediary for hosting the offering, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Use of Proceeds also excludes (1) additional legal fees due to unforeseen filings and law changes; (2) additional research and development expenses due to unforeseen man hours and additional R&D needed; (3) additional employees and subcontractor due to the need for additional skills within the company; (4) product development costs due to unforeseen expenses; and (5) unforeseen expenses due to COVID-19.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds as determined by the Board of Directors of the Company, in its discretion.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jason Hobson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, May 2019 - Present Chief Executive Officer, May 2020 - October 2020

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

He is a founding partner of the law firm of Hobson Bernardino + Davis LLP, with offices in Los Angeles, San Francisco and Washington, D.C.

Education

He is a graduate of the University of California Hastings College of Law, UCLA Anderson School of Management, Waseda University (Tokyo Japan) and California State University.

Name

David Nikzad

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chairman of the Board - May 2020 - Present Director, May 2019 - Present Chief Executive Officer, Treasurer, and Secretary October 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

David has been the Chairman and President of Orthogonal Thinker, Inc. since 2016.

Education

NA

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

David Nikzad

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chairman of the Board - May 2020 - Present Director, May 2019 - Present Chief Executive Officer, Treasurer, and Secretary October 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

David has been the Chairman and President of Orthogonal Thinker, Inc. since 2016.

Education

NA

Name

Cecilio Robles

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Strategy Officer, October 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Cecilio currently sits as the chairman of the board for his investment holding company, Genesys Financial, LLC.

Education

NA

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in

certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in Hawaii, California, and Texas.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock Common Stock
Amount outstanding	200,000
Voting Rights	The holders of the common stock have the right to vote on any matter presented to the shareholders.
Anti-Dilution Rights	N/A.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	

Type of security	Stock Options
Amount outstanding	217,772
Voting Rights	The holders of options do not have any voting right.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company, for business purposes, may from time to time issue additional option shares, which may result in dilution of existing shareholders. Dilution is a reduction in the percentage of a stock caused by the issuance of new stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	9.7%

The Company has the following debt outstanding:

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE	2	$52,979.79		Ongoing	506(c)

Valuation

The valuation and securities were determined arbitrarily by the Company.

Ownership

Prior to this offering, the Company has been a wholly owned subsidiary of Orthogonal Thinker, Inc., a Delaware corporation, a company engaged in developing intellectual property and operating in the wellness business. The Company has also granted 217,772 shares in option grants to employees and advisors.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Orthogonal Thinker, Inc.	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain marketing approval for one or more of our drug candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we will need to raise additional capital prior to the commercialization any of our current or future drug candidates. Until such time, if ever, as we can generate substantial revenue from product sales, we expect to finance our operating activities through a combination of the proceeds of this offering, additional equity offerings or debt financings, collaborations, strategic alliances and licensing arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and our ability to develop our drug candidates.

While we navigate through pre-clinical research on our psychoactive compositions and the accompanying strict regulatory environment, we also intend, as an intermediate business plan, to pursue the acquisition of one or more drug testing laboratories. There can be no assurance that we will be able to accomplish this intermediate business plan: The Company is organized and directed to operate strictly in accordance with all applicable federal, state and provincial laws. Accordingly, at this time, we do not grow, process, own, handle, transport or sell psilocybin-based products. However, as the legal environment changes in the United States or in Canada, the Company's management may explore business opportunities in the development of laboratories, and growing/cultivation operations, if and when such business opportunities become legally permissible under applicable federal and state or provincial law.

Liquidity and Capital Resources

Based upon our current operating plan, we anticipate raising capital through private placements and/or public offerings in compliance with applicable securities laws to fund our operating expenses, including this offering. Based on our current financial resources, our expected level of operating expenditures and, assuming we raise the maximum offering, the net proceeds of this offering, we believe that we will be able to fund our projected operating requirements for at least the next 12 months. If we raise less than the maximum offering amount, our ability to fund our projected operating requirements will be materially adversely impacted. Thereafter, we will need to obtain additional financing to fund additional research and development, and fund pre-clinical studies and clinical trials for our psilocybin-based products. Because of the numerous risks and uncertainties associated with this offering, and the research, development commercialization and legalization of our psilocybin-based products, we are unable to estimate the amounts of increased capital outlays and operating expenditures necessary to complete the development of our initial drug candidates. We are currently selling the SAFEs on the Portal pursuant to Regulation D and Regulation S.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up SAFEs (Simple Agreements for Future Equity) for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum

Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 31, 2020 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities has not yet been determined but will be determined by A SAFE providing its holder a right to acquire certain shares of the Company's Common Stock or Preferred Stock, as applicable, at a valuation of $111 Million or, in the event the Company sells Capital Stock at a valuation of less than $111 Million, a discount of 20% off the price per share of Capital Stock for the new investors. If there is a Preferred Equity Financing before the termination of the SAFE, then the SAFE will automatically convert into shares of Preferred Stock. If there is a Common Equity Financing, or a transaction in which the Company issues and sells Common Stock under Regulation A (17 CFR 230.261 et seq.), then the SAFE will automatically convert into shares of Common Stock. The minimum amount that a Purchaser may invest in the Offering is $1,000.00.

The Offering is being made through FundMe.com, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

The Company will pay to the Intermediary at each disbursement or closing of the offering a fee consisting of a 5% commission based on the dollar amount received from investors in the Offering. The fee shall be paid in cash upon any disbursement of funds from escrow, and at the time of each closing. Payment will be made to the Intermediary directly from the escrow account maintained for the Offering. The Company has also paid a listing and due diligence fee of $3,000.

Stock, Warrants and Other Compensation

None.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 10,000,000 shares of common stock, par value $0.001000 per share, of which 2,000,000 common shares will be issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon the completion of a future equity financing (an "Equity Financing"), the Securities are convertible at the option of the Company, into the Company's Capital Stock (as defined in the SAFE).

Conversion Upon the First Equity Financing

The SAFE provides its holder a right to acquire certain shares of the Company's Common Stock or Preferred Stock, as applicable, at a valuation of $111 Million or, in the event the Company sells Capital Stock at a valuation of less than $111 Million, a discount of 20% off the price per share of Capital Stock for the new investors. If there is a Preferred Equity Financing before the termination of the SAFE, then the SAFE will automatically terminate into shares of Preferred Stock. If there is a Common Equity Financing, or a transaction in which the Company issues and sells Common Stock under Regulation A (17 CFR 230.261 et seq.), then the SAFE will automatically terminate into shares of Common Stock.

Dissolution

Dissolution Event. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(e) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

A "Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

Termination

The SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this SAFE under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(c) or Section 1(d).

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

A SAFE may not be resold or transferred under any circumstances.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Intellectual Property

Related Person/Entity	Orthogonal Thinker, Inc.
Relationship to the Company	Orthogonal Thinker, Inc. is the parent company.
Total amount of money involved	$0.00
Benefits or compensation received by related person	Orthogonal Thinker will only receive benefits and compensation as a shareholder of the Company.
Benefits or compensation received by Company	The license agreement grants the Company an exclusive world-wide right to use, manufacture, develop, commercialize, market and sell the licensor's intellectual property with respect to its psychoactive compounds and non-psychoactive supplements for medicinal, therapeutic, nutraceutical and adult recreational uses, including the matters included in the provisional application.
Description of the transaction	The Company licenses intellectual property from Orthogonal Thinker, Inc., the wholly-owned parent company, pursuant to a license agreement.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/David Nikzad
(Signature)

David Nikzad
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Jason Hobson
(Signature)

Jason Hobson
(Name)

Director
(Title)

11/11/2020
(Date)

/s/David Nikzad
(Signature)

David Nikzad
(Name)

Chief Executive Officer
(Title)

11/11/2020
(Date)

/s/Cecilio Robles
_____
(Signature)

Cecilio Robles
_____
(Name)

Chief Strategy Officer
_____
(Title)

 11/11/2020
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Jason Hobson, being the founder of Ei.Ventures, Inc. , a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and
(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Jason Hobson
(Signature)

Jason Hobson
(Name)

Director
(Title)

 11/11/2020
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   SAFE

EXHIBIT A

Financial Statements



TANNER

BUSINESS ADVISORS AND
CERTIFIED PUBLIC ACCOUNTANTS

CRITICAL KNOWLEDGE



PROACTIVE INSIGHT

Ei.Ventures, Inc.

**Financial Statements
As of December 31, 2019 and For the Period From
May 3, 2019 (Date of Incorporation) to December 31, 2019**

Together with Independent Auditors' Report



Tanner LLC
Key Bank Tower at City Creek
36 South State Street, Suite 600
Salt Lake City, Utah 84111-1400
Telephone 801.532.7444
www.tannerco.com

TANNER
BUSINESS ADVISORS AND
CERTIFIED PUBLIC ACCOUNTANTS

Member of
Allinial
GLOBAL.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Ei.Ventures, Inc.

We have audited the accompanying financial statements of Ei.Ventures, Inc. (a Delaware Corporation), which comprise the balance sheet as of December 31, 2019, the related statements of income, stockholder's equity, and cash flows for the period from May 3, 2019 (date of incorporation) to December 31, 2019, and the related notes to financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to error or fraud.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to error or fraud. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ei.Ventures, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the period from May 3, 2019 (date of incorporation) to December 31, 2019, in accordance with accounting principles generally accepted in the United States of America.

Tanner LLC

July 7, 2020



Ei.Ventures, Inc.
Balance Sheet
As of December 31, 2019

Assets	
Total assets	$ -
Liabilities and Stockholder's Equity	
Total liabilities	$ -
Commitments and contingencies	
Stockholder's equity:	
Common stock, $0.001 par value: 10,000,000 shares authorized, 2,000,000 shares outstanding	2,000
Additional paid-in capital	(2,000)
Retained earnings	-
Total equity	-
Total liabilities and stockholder's equity	$ -

See accompanying notes to financial statements.



Ei.Ventures, Inc.
Statement of Income

For the Period From May 3, 2019 (Date of Incorporation) to December 31, 2019

Revenue	$	-
Total operating expenses		-
Operating income		-
Net income	$	-

See accompanying notes to financial statements.

Ei.Ventures, Inc.

Statement of Stockholder's Equity

For the Period From May 3, 2019 (Date of Incorporation) to December 31, 2019

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance, May 3, 2019 (date of incorporation)	-	$ -	$ -	$ -	$ -
Issuance of founder shares	2,000,000	2,000	(2,000)	-	-
Net income	-	-	-	-	-
Balance, December 31, 2019	2,000,000	$ 2,000	$ (2,000)	$ -	$ -

See accompanying notes to financial statements.

3



Cash flows from operating activities:	
Net income	$ -
Net cash provided by operating activities	-
Cash flows from investing activities:	-
Cash flows from financing activities:	-
Net change in cash	-
Cash at incorporation of the Company	-
Cash at end of the period	$ -



1. **Description of Organization and Summary of Significant Accounting Policies**

   Organization

   Ei.Ventures, Inc. (the Company) was incorporated on May 3, 2019 as a Delaware Corporation. The Company is wholly-owned by Orthogonal Thinker, Inc.

   The Company plans to deliver governmental approved therapeutic treatment options that address the current global mental healthcare pandemic and provide a free resource to the individual that will provide critical data for further academic understanding of psychoactive compounds.

   Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

   Income Taxes

   The Company recognizes a liability or asset for the deferred income tax consequences of all temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when reported amounts of the assets or liabilities are recovered or settled. Deferred income tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce net deferred income tax assets to the amount expected to be realized.

   Tax positions for the Company are subject to income tax audits by tax jurisdictions in the United States. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position will be sustained upon examination by the taxing authority, based on the technical merits. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in its tax provision.



1. **Description of Organization and Summary of Significant Accounting Policies**
Continued

   Income Taxes – continued
   The Company recognizes interest and penalties, if any, related to uncertain tax positions in the provision for income taxes. The Company currently has no federal or state income tax return examinations in progress.

   Subsequent Events
   Management has evaluated events and transactions for potential recognition or disclosure through July 7, 2020, which is the day the financial statements were available to be issued.

2. **Subsequent Events**

   In January 2020, the Company hired a CEO, with an annual salary of $300,000 and the potential for performance or other bonuses. In May 2020, the CEO's employment was terminated.

   In May 2020, the Company's Certificate of Incorporation was amended, increasing the total number of authorized shares to be issued of 10,000,000 having a par value of $0.001 per share. Connected to this, the Company offered a one-for-one-thousand stock split, and the outstanding shares increased from 2,000 to 2,000,000. The effects of the stock split have been reflected retroactively in these financial statements.

   In May 2020, the Company adopted an equity incentive plan, that allows for employees, directors, and consultants to participate. 250,000 shares were reserved for issuance under this plan.

Exhibit B

SAFE

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS INSTRUMENT AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

EI.VENTURES, INC.

SAFE

(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [INVESTOR NAME] (the "**Investor**") of $[INVESTMENT AMOUNT] (the "**Purchase Amount**") on or about [EFFECTIVE DATE], Ei.Ventures, Inc., a Delaware corporation (the "**Company**"), issues to the Investor the right to certain shares of the Company's Capital Stock, as set forth in Section 1 below and subject to the terms described herein.

1. **Events.** If there is an Equity Financing before the expiration or termination of this SAFE, then, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock or Common Stock, as applicable, as set forth below:

(a) **Preferred Equity Financing**. If there is a Preferred Equity Financing before the termination of this SAFE and prior to any Common Equity Financing, then on the initial closing of such Preferred Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this SAFE into shares of SAFE Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Preferred Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock, if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Common Equity Financing**. If there is a Common Equity Financing before the termination of this SAFE and prior to any Preferred Equity Financing, then on the initial closing of such Common Equity Financing, this SAFE will automatically convert into the number shares of Common Stock equal to the Purchase Price divided by the Conversion Price.

In connection with the automatic conversion of this SAFE into shares of Common Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Common Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Common Stock.

(c) **Liquidity Event**. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(e) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(e).

(d)   **Dissolution Event**. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(e) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(e)   **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)   On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other SAFES and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(f)   **Termination**. This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this SAFE under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(c) or Section 1(d).

2.   **Definitions**

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "Common Stock" and the "Preferred Stock."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Common Stock under Regulation A (17 CFR 230.261 et seq.).

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;

- Includes all Converting Securities;

- Includes all (i) issued and outstanding Options and (ii) Promised Options; and

- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Conversion Price**" means the either: (i) the SAFE Price or (i) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Converting Securities**" includes this SAFE and other convertible securities issued by the Company, including but not limited to: (i) other SAFEs; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Discount Price**" means the price per share of the Capital Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Discount Rate**" is 80%.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a Common Equity Financing or Preferred Equity Financing, as applicable.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;

- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;

- Includes all Converting Securities, **other than** any SAFEs and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and

- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

"**Options**" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

"**Post-Money Valuation Cap**" is $111,000,000.

"**Preferred Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Stock's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**SAFE**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this SAFE" mean this specific instrument.

"**SAFE Preferred Stock**" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

"**SAFE Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3.   **Company Representations**

(a)   The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery, and performance by the Company of this instrument is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   To the knowledge of the Company, the performance and consummation of the transactions contemplated by this SAFE do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this SAFE, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e)   To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4.   **Investor Representations**

(a)   The Investor has full legal capacity, power and authority to execute and deliver this SAFE and to perform its obligations hereunder. This SAFE constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act, and acknowledges and agrees that if not an accredited investor at the time of an Equity Financing, the Company may void this SAFE and return the Purchase Amount. The Investor has been advised that this SAFE/and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this SAFE and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without

impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. Miscellaneous

(a) Any provision of this SAFE may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding instruments with the same "Post-Money Valuation Cap" and "Discount Rate" as this SAFE (and SAFEs lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such SAFEs must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of SAFEs whose SAFEs have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of SAFEs.

(b) Any notice required or permitted by this SAFE will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this SAFE, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this SAFE be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this SAFE is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this SAFE nor the rights in this SAFE are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this SAFE and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this SAFE in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this SAFE is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this SAFE operate or would prospectively operate to invalidate this SAFE, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this SAFE and the remaining provisions of this SAFE will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(g) The parties acknowledge and agree that for United States federal and state income tax purposes this SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as

common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this SAFE to be duly executed and delivered.

COMPANY

Ei.Ventures, Inc.

By:_____

David Nikzad

CEO

Address:

1215 S. Kihei Road_____

Kihei, Hawaii 96753_____

Email: david@ei.ventures

                                                                        PURCHASER

                                                                        [Investor Name]

                                                                        By:_____

                                                                        Name: [Investor Name]

                                                                        Title:

                                                                        □ Accredited Investor

                                                                        □ Unaccredited Investor

                                                                        Email: